Management’s Discussion and Analysis
TABLE OF CONTENTS

27	2007 Financial highlights

Overview
28	Financial results
28	Strong shareholder returns
28	Impact of foreign currency translation
29	Impact of acquisitions
29	Non-GAAP measures

Group Financial Performance
30	Total revenue
30	Net interest income
30	Other income
32	Non-interest expenses
33	Taxes
33	Non-controlling interest
34	Credit quality
37	Fourth quarter review
37	Summary of quarterly results

Group Financial Condition
38	Balance sheet
39	Capital management
42	Off-balance sheet arrangements
44	Financial instruments

Business Lines
45	Overview
46	Domestic Banking
49	International Banking
52	Scotia Capital
55	Other

Risk Management
56	Overview
58	Credit risk
60	Market risk
64	Liquidity risk
66	Operational risk
66	Reputational risk
67	Environmental risk

Controls and Accounting Policies
68	Controls and procedures
68	Critical accounting estimates
72	Changes in accounting policies
72	Related party transactions

Supplementary Data
73	Geographic information
75	Credit risk
79	Capital
80	Revenues and expenses
82	Other information
84	Eleven-year statistical review
2007 SCOTIABANK ANNUAL REPORT   25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Earning per share (diluted)
Dividends per common share
Common share price

Forward-looking statements
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 56 of this report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
     Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
     December 18, 2007
26   2007 SCOTIABANK ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
2007 Financial Highlights

As at and for the years ended October 31	2007	2006	2005	2004	2003

Operating results ($ millions)

Net interest income	7,098	6,408	5,871	5,701	5,968
Net interest income (TEB (1))	7,629	6,848	6,197	5,975	6,246
Total revenue	12,490	11,208	10,400	10,021	9,983
Total revenue (TEB(1))	13,021	11,648	10,726	10,295	10,261
Provision for credit losses	270	216	230	390	893
Non-interest expenses	6,994	6,443	6,043	5,862	5,731
Provision for income taxes	1,063	872	847	786	777
Provision for income taxes (TEB (1))	1,594	1,312	1,173	1,060	1,055
Net income	4,045	3,579	3,209	2,908	2,422
Net income available to common shareholders	3,994	3,549	3,184	2,892	2,406

Operating performance
Basic earnings per share ($)	4.04	3.59	3.19	2.87	2.38
Diluted earnings per share ($)	4.01	3.55	3.15	2.82	2.34
Return on equity(1) (%)	22.0	22.1	20.9	19.9	17.6
Productivity ratio (%) (TEB(1))	53.7	55.3	56.3	56.9	55.9
Net interest margin on total average assets (%) (TEB(1))	1.89	1.95	2.00	2.10	2.16

Balance sheet information ($ millions)
Cash resources and securities	118,030	118,878	93,964	75,928	83,773
Loans and acceptances (2)	238,685	212,329	178,003	160,974	155,830
Total assets	411,510	379,006	314,025	279,212	285,892
Deposits	288,458	263,914	217,445	195,196	192,672
Preferred shares	1,635	600	600	300	300
Common shareholders’ equity	17,169	16,947	15,482	14,685	13,814
Assets under administration	195,095	191,869	171,392	156,800	161,974
Assets under management	31,403	27,843	26,630	21,225	19,964

Capital measures
Tier 1 capital ratio (%)	9.3	10.2	11.1	11.5	10.8
Total capital ratio (%)	10.5	11.7	13.2	13.9	13.2
Common equity to risk-weighted assets (%)	7.8	8.8	9.7	9.9	9.2
Tangible common equity to risk-weighted assets(1) (%)	7.2	8.3	9.3	9.7	8.9
Risk-weighted assets ($ millions)	218,337	197,010	162,799	150,549	154,523

Credit quality
Net impaired loans(3) ($ millions)	601	570	681	879	1,522
General allowance for credit losses ($ millions)	1,298	1,307	1,330	1,375	1,475
Net impaired loans as a % of loans and acceptances(2)(3)	0.25	0.27	0.38	0.55	0.98
Specific provision for credit losses as a % of average loans and acceptances(2)	0.13	0.14	0.16	0.31	0.56

Common share information
Share price ($)
High	54.73	49.80	44.22	40.00	33.70
Low	46.70	41.55	36.41	31.08	22.28
Close	53.48	49.30	42.99	39.60	32.74
Shares outstanding (millions)
Average — Basic	989	988	998	1,010	1,010
Average — Diluted	997	1,001	1,012	1,026	1,026
End of period	984	990	990	1,009	1,011
Dividends per share ($)	1.74	1.50	1.32	1.10	0.84
Dividend yield (%)	3.4	3.3	3.3	3.1	3.0
Dividend payout ratio (4) (%)	43.1	41.8	41.4	38.4	35.3
Market capitalization ($ millions)	52,612	48,783	42,568	39,937	33,085
Book value per common share ($)	17.45	17.13	15.64	14.56	13.67
Market value to book value multiple	3.1	2.9	2.7	2.7	2.4
Price to earnings multiple (trailing 4 quarters)	13.2	13.7	13.5	13.8	13.8

Other information
Employees(5)	58,113	54,199	46,631	43,928	43,986
Branches and offices	2,331	2,191	1,959	1,871	1,850

(1)	Non-GAAP measure. Refer to the non-GAAP measures on page 29.

(2)	Certain comparative amounts have been restated to conform with current period presentation.

(3)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(4)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

(5)	Amounts for prior periods have been restated to include final numbers for all new acquisitions.
2007 SCOTIABANK ANNUAL REPORT   27

OVERVIEW
overview
Financial results
Scotiabank had another year of record results in 2007 and met or exceeded all of its financial objectives. Asset growth continued to be strong, recent acquisitions in Peru, Costa Rica and Canada made a solid contribution to earnings, credit quality remained favourable and we recognized a pre-tax gain of $202 million on the global restructuring of Visa Inc. These positive impacts were partly offset by lower net interest margins, the negative impact of foreign currency translation and pre-tax losses of $191 million on structured credit instruments.
     Earnings per share (diluted) were $4.01, up 13% from $3.55 in 2006. Net income available to common shareholders was a record $3,994 million, $445 million higher than last year. This strong performance resulted in a return on equity of 22.0%.
     Total revenues increased 12% compared to last year. Net interest income rose 11%, as we continued to see very strong organic and acquisition-related retail loan growth, both domestically and in the international portfolio. This growth was partly offset by the negative effect of foreign currency translation, and a decline in the overall net interest margin, due primarily to higher wholesale funding costs. Other income was up 12% this year, as record credit card and wealth management revenues, higher investment banking fees and gains on the sale of non-trading securities, as well as the Visa restructuring gain, were partly offset by lower trading revenues.
     Credit quality in the Bank’s loan portfolios remained stable, and we continued to benefit from favourable conditions. Net impaired loans rose marginally compared to last year, while the specific provision for credit losses increased 7%. A $25 million reduction in the general allowance for credit losses was recorded during the year, compared to $60 million in 2006.
     Expenses were up 9% from last year, including a positive impact from foreign currency translation. Much of the increase related to acquisitions and growth in business volumes, expenditures to support revenue initiatives, and higher performance-based compensation. Our productivity ratio, at 53.7%, improved 160 basis points compared to last year, as we continued to lead the industry. We also increased our operating leverage to 3% from 2% in 2006.
     The overall tax rate was 20.3%, up from 19.2% last year, due mainly to increased earnings in higher-tax jurisdictions and a higher effective tax rate in Mexico, partly offset by higher levels of tax-exempt dividend income and the taxation of certain gains at lower rates.
     Our capital position remains strong, as we continue to generate significant capital from operations. Our Tier 1 capital ratio, at 9.3%, remains well above the regulatory minimum. Our tangible common equity ratio, a key measure of capital strength, was 7.2%, down from last year due to acquisitions and strong asset growth.
Strong shareholder returns
Solid financial performance continued to drive our strong shareholder returns. Total return (including both dividends and appreciation of the price of the Bank’s common shares) was 12% in 2007, as shown in Table 1. Shareholders have had positive annual returns from the Bank’s shares for 13 consecutive years, the best record among Canada’s major banks. Long-term returns have also been excellent. The compound annual return on the Bank’s shares over the past five years has averaged 22%, and 17% over the past 10 years. We remain focused on achieving sustainable, long-term earnings growth and a high return on equity.
Table 1
Total shareholder return

For the year ended October 31	2007	2006	2005	2004	2003	5-yr CAGR (1)

Closing market price per common share ($)	53.48	49.30	42.99	39.60	32.74	18.4%
Dividends paid ($ per share)	1.74	1.50	1.32	1.10	0.84	19.0%
Dividends paid (%)	3.5	3.5	3.3	3.4	3.7
Increase in share price (%)	8.5	14.7	8.6	21.0	42.7
Total annual shareholder return (%)(2)	12.2	18.4	12.1	24.7	46.8	22.2%

(1)	Compound annual growth rate (CAGR)

(2)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.
Chart 1
Return to common shareholders
     We continue to outperform the S&P/TSX Composite Total Return Index by a wide margin, as shown in Chart 1 above. Our compound annual return has been nearly 70% greater than the index over the past 10 years.
     Shareholders also received two quarterly dividend increases during the year. Dividends per share totalled $1.74, an increase of 16% from 2006.
Impact of foreign currency translation
The movement in foreign currency exchange rates again had a negative effect on the Bank’s earnings in 2007. On average, the Canadian dollar appreciated 3% relative to the U.S. dollar, and 4% against the Mexican peso. The dollar also strengthened against the Jamaican dollar and many other currencies in which the Bank conducts its business.
28   2007 SCOTIABANK ANNUAL REPORT

OVERVIEW
Table 2
Impact of foreign currency translation

Average Exchange Rate	2007	2006	2005

U.S. dollar/Canadian dollar	0.9088	0.8782	0.8217
Mexican peso/Canadian dollar	9.9679	9.5422	9.0523

Impact on income ($ millions)	2007 vs. 2006	2006 vs. 2005	2005 vs. 2004
Net interest income	$(119)	$(202)	$(164)
Other income	(80)	(138)	(123)
Non-interest expenses	77	136	95
Other items (net of tax)	40	51	47

Net income	$(82)	$(153)	$(145)
Earnings per share (diluted)	$(0.08)	$(0.15)	$(0.14)

Impact by business line ($ millions)
International Banking	$(37)	$(65)	$(62)
Scotia Capital	$(19)	$(35)	$(34)
Domestic Banking	$(4)	$(8)	$(9)
Other	$(22)	$(45)	$(40)
     Changes in the average exchange rates affected net income, as shown in Table 2.
     We will continue to take appropriate action to mitigate the effect of foreign currency translation where it is cost-effective to do so. A description of our hedging strategies can be found on page 61.
Impact of acquisitions
The Bank made a number of acquisitions in 2006 and 2007 which contributed to growth in Canada and in our international operations. The impact on selected income statement categories is shown in Table 3.
Table 3
Impact of acquisitions

($ millions)	2007	2006

Net interest income	$464	$173
Other income	263	118
Non-interest expenses	(416)	(191)
Other items (net of tax)	(117)	(46)

Net income	$194	$54
Earnings per share (diluted)	$0.19	$0.05
Non-GAAP measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below:
Taxable equivalent basis
The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s. The TEB gross-up to net interest income and to the provision for income taxes for 2007 was $531 million versus $440 million in the prior year.
     For purposes of segmented reporting, a segment’s net interest income and provision for income taxes is grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the ‘Other’ segment.
Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.
Net interest margin on total average assets (TEB)
This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.
Return on equity
Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The implementation of the new accounting standards for financial instruments in the first quarter of 2007 resulted in certain unrealized gains and losses being reflected in a new component of shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity, including all new components of shareholders’ equity.
Economic equity and Return on economic equity
For internal reporting purposes, the Bank allocates capital to its business segments using a methodology that considers credit, market and operational risk inherent in each business segment. The amount allocated is commonly referred to as economic equity.
     Return on equity for the business segments is based on the economic equity allocated to the business segments. The difference between the economic equity amount required to support the business segments’ operations and the Bank’s total equity is reported in the ‘Other’ segment.
Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders’ equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill and other intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets.
     Regulatory capital ratios, such as Tier 1 and Total capital ratios, have standardized meanings as defined by the Superintendent of Financial Institutions Canada.
2007 SCOTIABANK ANNUAL REPORT   29

GROUP FINANCIAL PERFORMANCE
group financial performance
Total revenue
Total revenue (on a taxable equivalent basis) was $13,021 million in 2007, an increase of $1,373 million or 12% from the prior year, despite the negative impact of $199 million due to foreign currency translation, as the Canadian dollar continued to appreciate against most currencies in which the Bank operates. This increase in revenues reflected the contributions from acquisitions and broad-based organic growth across all business lines. Domestic Banking revenue grew by 9% over last year. Despite the negative impact of foreign currency translation, International Banking revenues rose 23%, reflecting the full-year impact of acquisitions in Peru and Costa Rica, as well as strong growth in Mexico and the Caribbean. In Scotia Capital, growth in corporate and investment banking revenues was partially offset by lower trading revenues. Group Treasury had higher gains on the sale of non-trading securities.
Net interest income
Net interest income (on a taxable equivalent basis) was $7,629 million in 2007, up $781 million or 11% over last year, despite a negative impact of $119 million due to foreign currency translation. Overall, strong asset growth more than offset the compression in the net interest margin.
Chart 2
 Net interest income by business line
Table 4
Net interest income and margin(1)

($ millions,
except percentage amounts)	2007	2006	2005	2004

Average assets	403,500	350,700	309,400	284,000
Net interest income(1)	7,629	6,848	6,197	5,975
Net interest margin	1.89%	1.95%	2.00%	2.10%

(1)	Taxable equivalent basis
     The growth in average assets of $52 billion or 15% was mainly in business and government lending ($14 billion or 23%), residential mortgages ($14 billion or 17%) and derivative securities ($7 billion or 20%). All business segments contributed to the strong asset growth.
     Domestic Banking’s average assets grew by $17 billion (primarily in mortgages), aided by the full-year impact of the acquisition of the mortgage business of Maple Financial Group.
     International Banking’s asset growth of $10 billion or 19% was driven in part by the full-year impact of acquisitions in Peru and Costa Rica, as well as strong organic growth across all regions, particularly credit cards and mortgages in Mexico and the Caribbean, and commercial loans in Asia.
     Scotia Capital’s average assets grew $22 billion, primarily from a $14 billion increase in trading assets, and solid growth of $5 billion in corporate loans and acceptances.
     The Bank’s net interest margin (net interest income as a percentage of average assets) was 1.89% in 2007, down from 1.95% last year. The decline was due to a rise in wholesale funding costs, as well as a change in asset mix, mainly from strong growth in lower yielding, but lower risk, Canadian residential mortgages.
     On a business line basis, the Domestic Banking margin narrowed due to the very strong volume growth in lower-spread residential mortgages, and higher wholesale funding rates. Some of this margin compression was offset in Group Treasury (included in the Other segment), as interest rate risk is managed at an all-bank level.
     The margin in Scotia Capital widened as a result of a rise in tax-exempt dividend income, and increased interest recoveries in corporate lending. This was partly offset by significant growth in trading assets.
     International Banking’s margin widened slightly, primarily in Latin America from the full-year impact of our acquisitions in Peru, and higher margins in Mexico and Asia.
Outlook
Net interest income is expected to increase with the continued organic and acquisition-driven growth in assets and deposits across all business segments. We are expecting the growth rate for Canadian retail assets to moderate, consistent with the slowing of the Canadian economy. The Bank’s net interest margin will likely remain under pressure, with the continuing market uncertainty.
Other income
Other income was $5,392 million in 2007, an increase of $592 million or 12% from 2006, despite a reduction of $80 million from the impact of foreign currency
30   2007 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
translation. Gains of $202 million recognized on the global Visa restructuring were mostly offset by losses of $191 million on structured credit instruments, composed of a reduction in trading revenues and writedowns of non-trading securities. Acquisitions accounted for approximately $145 million or 25% of the total growth.
Chart 3
Many sources of other income
Table 5
Average balance sheet and interest margin(1)

	2007		2006

Taxable equivalent basis(2)	Average	Average	Average	Average
For the fiscal years ($ billions)	balance	rate	balance	rate

Assets
Deposits with banks	$25.4	4.38%	$21.0	4.20%
Securities	98.0	5.32	87.7	5.21
Securities purchased under resale agreements	25.8	4.87	23.6	4.67
Loans:
Residential mortgages	95.4	5.47	81.8	5.25
Personal and credit cards	39.9	8.88	36.6	8.17
Business and government	77.3	6.76	62.8	6.83

	212.6	6.58	181.2	6.39

Total earning assets	361.8	5.96	313.5	5.78
Customers’ liability under acceptances	10.8	—	9.0	—
Other assets	30.9	—	28.2	—

Total assets	$403.5	5.34%	$350.7	5.17%

Liabilities and shareholders’ equity
Deposits:
Personal	$96.1	3.29%	$88.4	3.00%
Business and government	154.8	3.98	126.8	3.71
Banks	31.8	4.84	28.5	4.31

	282.7	3.84	243.7	3.52

Obligations related to securities sold under repurchase agreements	30.9	5.15	28.5	4.98
Subordinated debentures	2.1	5.42	2.4	5.50
Capital instrument liabilities	0.8	7.10	0.8	7.10
Other interest-bearing liabilities	31.5	4.21	25.4	4.27

Total interest-bearing liabilities	348.0	4.01	300.8	3.75
Other liabilities including acceptances	36.3	—	33.3	—
Shareholders’ equity	19.2	—	16.6	—

Total liabilities and equity	$403.5	3.45%	$350.7	3.22%

Interest margin		1.89%		1.95%

(1)	Average of daily balances.

(2)	Refer to the non-GAAP measures on page 29.
Table 6
Other income

					2007
For the fiscal years					versus
($ millions)	2007	2006	2005	2004	2006

Card revenues	$366	$307	$251	$231	19%
Deposit and payment services	817	766	701	646	7
Mutual funds	296	241	193	171	23
Investment management, brokerage and trust services	760	666	600	504	14
Credit fees	530	530	542	583	—
Trading revenues	450	637	594	476	(29)
Investment banking	737	659	680	648	12
Net gain on securities, other than trading	488	371	414	477	31
Other	948	623	554	584	52

Total other income	$5,392	$4,800	$4,529	$4,320	12%

Percentage increase (decrease) over previous year	12%	6%	5%	8%

     Card revenues were a record $366 million in 2007, an increase of 19% from last year. International card revenues increased by 34% due to the full-year impact of acquisitions in Peru and Costa Rica, and the purchase of a credit card portfolio in the Dominican Republic. As well, there was strong growth in transaction volumes in Mexico and the Caribbean, driven by focused customer acquisition strategies and marketing campaigns. Domestic card revenues were up 9% from 2006 levels, due mainly to higher transaction volumes.
     Revenues from deposit and payment services, which represent revenues earned from retail, commercial and corporate customers, grew by 7% to $817 million in 2007. Domestic revenues were 5% higher than last year due to both pricing changes and higher volumes, in part reflecting growth in new accounts. International revenues increased by 10%, mainly from the full-year impact of the acquisitions in Peru.
2007 SCOTIABANK ANNUAL REPORT   31

GROUP FINANCIAL PERFORMANCE
     Mutual fund fees were a record $296 million in 2007, an increase of 23% from 2006. This reflected higher average balances, which grew by 17% in Canada, resulting from record net fund sales, particularly in the longer term funds which earn higher management fees, as well as market appreciation.
     Revenues from investment management, brokerage and trust services were $760 million in 2007, an increase of $94 million or 14% from last year. Retail brokerage commissions rose to a record $554 million. ScotiaMcLeod full-service commissions increased by 11%, due to higher Partnership Plus revenues, managed account fees and trailer fees. ScotiaMcLeod Direct Investing commissions also grew by 10%, due mainly to higher customer trading volumes. As well, retail brokerage commissions in International Banking were 52% higher, reflecting strong growth in Mexico, and the impact of acquisitions in Peru, Costa Rica and Jamaica. Investment management fees were 24% higher, reflecting continued growth in assets under management by Scotia Cassels.
     Credit fees of $530 million were unchanged from last year. International Banking credit fees increased 8%, mainly reflecting the full-year impact of acquisitions in Peru. There were also higher acceptance fees in Canada from both corporate and commercial customers. However, these increases were offset by a decline in credit fees in the United States, resulting from lower loan origination fees and the impact of foreign currency translation.
     Trading revenues were $450 million in 2007, a decrease of $187 million or 29% from last year. Derivatives trading declined by $106 million, including a loss of $115 million on structured credit revenues from equity and fixed income trading were only partially offset by record revenues from both foreign exchange and precious metals trading.
     Investment banking revenues were $737 million in 2007, an increase of $78 million or 12% over last year. Underwriting fees rose by $43 million or 13%, due to higher M&A and new issue fees. Institutional brokerage fees were 2% higher than 2006. Non-trading foreign exchange revenues were $33 million above 2006 levels, with growth in both Domestic Banking and International Banking, the latter due mainly to the impact of acquisitions in Peru and Jamaica.
     The net gain on the sale of non-trading securities was $488 million in 2007, an increase of $117 million or 31% from last year. Gains on equity investments were partially offset by write-downs of $76 million on structured credit instruments (which includes $20 million on non-Bank asset-backed commercial paper (ABCP)).
     Other revenues were $948 million in 2007, an increase of $325 million from last year, due mainly to a $202 million gain on the global Visa restructuring, the impact of acquisitions, and a $43 million gain on the sale of our bond index business.
Table 7
Trading revenue

Taxable equivalent basis(1)
For the fiscal years ($ millions)	2007	2006	2005	2004

Reported in:
Other income	$450	$637	$594	$476
Net interest income	519	394	340	287

Total trading revenue	969	1,031	934	763

By trading products:
Securities trading	65	145	175	112
Foreign exchange and precious metals trading	323	301	295	306
Derivatives trading	581	585	464	345

Total trading revenue	$969	$1,031	$934	$763

% of total revenues (net interest income plus other income)	7%	9%	9%	7%

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 29.
Table 8
Non-interest expenses and productivity

					2007
For the fiscal years					versus
($ millions)	2007	2006	2005	2004	2006

Salaries	$2,315	$2,100	$1,963	$1,933	10%
Performance-based compensation	1,017	936	880	817	9
Stock-based compensation	133	164	140	174	(19)
Pensions and other employee benefits	518	568	505	528	(9)

Total salaries and employee benefits	3,983	3,768	3,488	3,452	6

Premises and technology	1,353	1,214	1,148	1,139	11
Communications	300	276	255	248	9
Advertising and business development	311	232	232	210	34
Professional	227	174	186	163	30
Business and capital taxes	143	133	147	142	8
Other	677	646	587	508	5

Total non-interest expenses	$6,994	$6,443	$6,043	$5,862	9%

Productivity ratio (TEB)(1)	53.7%	55.3%	56.3%	56.9%

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 29.
Outlook
We expect increases in most of the retail-related revenue categories, reflecting continued growth in transaction and fee-based revenues in both Domestic and International. It is expected that trading and investment banking revenues will continue to be challenged until the uncertainty in the financial markets subsides. The extent of the growth in other income will also be affected by the volatility in the Canadian dollar.
Non-interest expenses
Non-interest expenses were $6,994 million in 2007, an increase of $551 million or 9% from last year, including a benefit from the positive impact of foreign currency translation of $77 million. Recent acquisitions accounted for approximately $225 million or 40% of the growth in non-interest expenses.
     Salaries and employee benefits were $3,983 million in 2007, up $215 million or 6% from last year, including the favourable impact of $34 million due to foreign currency translation.
32   2007 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
Chart 4
Expenses well controlled
     Salaries increased 10%, reflecting an increase in branches and staffing in Canada to support growth initiatives, as well as the impact of acquisitions, branch openings in Mexico and more sales and service staff in International Banking. Performance-based compensation was $81 million or 8% higher than last year, reflecting stronger results in most business lines. This was partially offset by lower stock-based compensation, due mainly to a smaller increase in the Bank’s common share price during the year. Pension and other employee benefits declined by $50 million, due primarily to lower pension costs, as pension plan valuations were favourably impacted by solid investment returns and a higher discount rate for the pension liability. This decrease was partly offset by the impact of acquisitions.
     Premises and technology expenses were $1,353 million in 2007, an increase of $139 million or 11% from last year. The higher premises costs reflected both acquisitions and new branches (35 in Canada, 86 in Mexico). Technology expenses increased by $54 million or 10%, mainly for a variety of new projects in Canada and Mexico to support business growth initiatives, as well as a new data centre in the Caribbean.
     Communications expenses rose $24 million, or 9% year over year to $300 million, reflecting the impact of acquisitions, business volume growth and new branches.
     Advertising and business development expenses were $311 million in 2007, an increase of $79 million or 34% over last year, reflecting a greater investment in brand awareness, product programs and customer acquisition through advertising and sponsorships in Canada, the Caribbean and Mexico.
     Professional fees rose by $53 million or 30% to $227 million, mainly due to higher fees for litigation, and higher consulting fees related to the evaluation of acquisition opportunities and other growth initiatives.
     Other expenses were $677 million in 2007, an increase of $31 million or 5% from last year, largely due to the impact of acquisitions, and the reduction in last year’s expenses from a Value Added Tax (VAT) recovery of $51 million in Mexico.
Chart 5
Industry-leading productivity
     Our productivity ratio — a measure of efficiency in the banking industry — was 53.7% for the year and remained better than our target of 58%. The ratio improved from 55.3% last year, as we continued to have positive operating leverage, with 12% revenue growth versus 9% expense growth.
Outlook
We will continue to invest in acquisitions and growth initiatives to increase our customer base. At the same time, cost control will remain a core discipline. Discretionary spending on growth initiatives is continually evaluated, and will be prudently managed. The 2008 target for our productivity ratio has been reduced to 57% or lower, and we continue to strive for positive operating leverage.
Taxes
The provision for income taxes recorded in income was $1,063 million in 2007, an increase of 22% over last year. This largely reflected: the 15% growth in pre-tax income; a higher effective tax rate in Mexico, as previously unrecognized tax loss carryforwards were fully utilized during the year; and the impact of adjustments to the future tax asset, reflecting tax rate reductions in Canada. The Bank’s overall effective tax rate for the year was 20.3%, up from 19.2% last year.
Chart 6
Direct and indirect taxes
Outlook
The Bank’s consolidated effective tax rate for 2008 is expected to range from 20% to 23%.
Non-controlling interest
The deduction for non-controlling interest in subsidiaries was $118 million in 2007, an increase of $20 million from 2006, due primarily to the full-year impact of the acquisitions in Peru.
2007 SCOTIABANK ANNUAL REPORT   33

GROUP FINANCIAL PERFORMANCE
Credit quality
Provision for credit losses
In 2007, the total provision for credit losses was $270 million, up from $216 million last year.
Chart 7
Credit losses
Specific provision for credit losses
The specific provision for credit losses was $295 million, up $19 million from 2006, largely reflecting portfolio growth.
     Domestic Banking provisions were up $16 million from last year, with higher retail provisions in line with growth in the portfolio, partially offset by lower provisions in the commercial portfolio. Specific provisions of $101 million in the International Banking portfolios were up $41 million from last year, with higher retail provisions due to the impact of acquisitions and portfolio growth, partially offset by net recoveries in the commercial portfolios. Scotia Capital had net recoveries of $101 million in 2007 versus net recoveries of $63 million in 2006. Recoveries in 2007 were realized primarily in the United States.
General provision for credit losses
The general allowance for credit losses was reduced by $25 million in the Consolidated Statement of Income in 2007. This decline follows reductions of $60 million in 2006 and $45 million in 2005.
Impaired loans
Net impaired loans, after deducting the specific allowance for credit losses, were $601 million at October 31, 2007, an increase of $31 million from a year ago. There was an increase of $153 million in International Banking, partially offset by declines of $106 million in Scotia Capital and $16 million in Domestic Banking.
Chart 8
Net impaired loan ratio
     As shown in chart 8, net impaired loans as a percentage of loans and acceptances were 0.25% as at October 31, 2007, compared to 0.27% a year ago.
Portfolio review
Corporate and commercial
Scotia Capital’s credit performance remained strong on a year-over-year basis, reflecting the favourable credit conditions prevailing for most of 2007. Year over year, gross impaired loans in Scotia Capital’s U.S. portfolio fell by $108 million or 91% to $11 million. Gross impaired loans also declined in Europe by $86 million or 74% to $30 million, and remained stable in Canada at $18 million over the same period. The improvement in gross impaired loans is attributed to a significant amount of loans returning to performing status, as well as the impact of foreign currency translation.
     Scotia Capital had a net loan loss recovery of $101 million in 2007 compared to $63 million in 2006. Recoveries were concentrated primarily in Scotia Capital’s U.S. region, with the Canadian and European regions reporting lower net recoveries year over year.
     The credit quality of the Domestic commercial loan portfolio remained strong, with gross impaired loans decreasing by $66 million to $197 million. Provisions for credit losses declined compared to last year.
     In International commercial banking, the credit quality of the portfolio also remained stable. Gross impaired loans decreased by $98 million or 17% to $471 million, compared to portfolio growth of 3% over the prior year. The reduction was due primarily to the writeoff of fully provisioned loans, as well as foreign currency translation.
Domestic retail
The overall credit quality of the consumer portfolio in Canada continues to be excellent. Gross impaired loans in the retail portfolio increased by $17 million or 5% to $391 million, compared to portfolio growth of 14%.
     Portfolio quality continues to benefit from high levels of security, with 91% of retail loans being secured by an underlying asset, such as a house or car. This high level of security reflects the growth in Scotia Total Equity Plan lending, where all products, even lines of credit and credit cards, are secured by residential real estate. Currently, 61% of the ScotiaLine line of credit and ScotiaLine VISA portfolios are secured. Reportable delinquency increased marginally year over year, but the portfolio remains stable. (See Chart 9)
Chart 9
Low delinquency in Canadian retail portfolio
     The provision for credit losses in the Domestic retail portfolio was $274 million, up $45 million or 20% from last year. The provision for credit losses as a

34   2007 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
Table 9 Impaired loans by business line

	2007
		Allowance
		for credit			Gross Impaired Loans
As at October 31 ($ millions)	Net	losses	Gross	2006	2005	2004	2003

Domestic
Retail	$139	$(252)	$391	$374	$311	$267	$292
Commercial	90	(107)	197	263	201	170	184

	229	(359)	588	637	512	437	476

International(1)
Mexico	(13)	(201)	188	213	190	223	398
Caribbean and Central America	302	(95)	397	375	369	324	346
South America	55	(230)	285	357	101	114	168
Asia and Europe	16	(11)	27	35	72	137	205

	360	(537)	897	980	732	798	1,117

Scotia Capital
Canada	2	(16)	18	18	25	52	199
United States	4	(7)	11	119	331	701	1,084
Europe	6	(24)	30	116	220	212	386

	12	(47)	59	253	576	965	1,669

Gross impaired loans			1,544	1,870	1,820	2,200	3,262
Allowance for credit losses — specific and country risk(1)		(943)		(1,300)	(1,139)	(1,321)	(1,740)

	$601			$570	$681	$879	$1,522
Allowance for credit losses — general	(1,298)	(1,298)		(1,307)	(1,330)	(1,375)	(1,475)

Net impaired loans after general allowance	$(697)			$(737)	$(649)	$(496)	$47

Gross impaired loans as a % of total allowance for credit losses and shareholders’ equity	7.3%			9.3%	9.8%	12.4%	18.8%
Net impaired loans(2) as a % of loans and acceptances	0.25%			0.27%	0.38%	0.55%	0.98%
Specific allowance(1) for credit losses as a % of gross impaired loans	61%			70%	63%	60%	53%

(1)	Includes designated emerging market gross impaired loans and offsetting country risk allowance of $21 in 2003.

(2)	Net impaired loans after deducting specific allowance for credit losses.
Table 10
Specific provisions for credit losses by business line

For the fiscal years ($ millions)	2007	2006	2005	2004	2003

Domestic
Retail	$274	$229	$225	$207	$204
Commercial	21	50	49	110	68

	295	279	274	317	272

International
Mexico	68	27	34	6	2
Caribbean and Central America	48	15	23	63	86
South America(1)	(11)	14	15	(12)	(33)
Asia and Europe	(4)	4	(2)	13	18

	101	60	70	70	73

Scotia Capital
Canada	—	(6)	(12)	(15)	124
United States	(91)	(41)	(93)	54	270
Europe	(10)	(16)	34	67	155

	(101)	(63)	(71)	106	549

Other	—	—	2	(3)	(1)

Total	$295	$276	$275	$490	$893

(1)	Includes reversals of $64 in 2003 relating to specific provisions of $454 taken in 2002 with respect to Argentina.
Table 11
Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2007	2006	2005	2004	2003

Domestic
Retail	0.22%	0.20%	0.22%	0.23%	0.26%
Commercial	0.09	0.22	0.23	0.53	0.32

	0.19	0.20	0.22	0.28	0.27

International(1)	0.25	0.18	0.25	0.26	0.26
Scotia Capital(2)	(0.33)	(0.25)	(0.31)	0.42	1.60

Weighted subtotal — specific provisions	0.13	0.14	0.16	0.31	0.56
General provision	(0.01)	(0.03)	(0.02)	(0.05)	—

Weighted total	0.12%	0.11%	0.13%	0.25%	0.56%

(1)	Includes reversals of $64 in 2003 relating to specific provisions of $454 taken in 2002 with respect to Argentina.

(2)	Corporate banking only.

2007 SCOTIABANK ANNUAL REPORT   35

GROUP FINANCIAL PERFORMANCE
percentage of average loans increased by two basis points year over year to 0.22%, but continues to be at the low end of the five- year range.
International retail
Credit quality remains within acceptable risk tolerance levels. Moderate increases in delinquency and gross impaired loans relate primarily to the growth in the consumer portfolios, including growth in portfolios that exhibit higher net interest margins and delinquency rates, such as credit cards. Provisions for credit losses have increased year over year, largely as a result of significant loan growth in the retail portfolios and a change in geographical mix towards Latin America.
Risk diversification
The Bank’s exposures to various countries and types of borrowers are diversified. (See Charts 10 and 11, and Tables 27 and 32 on pages 73 and 76). Chart 10 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure, at 40% of the total. Outside of Canada, the United States has the largest concentration, with 7% of the total.

Chart 10
Well diversified in Canada,
and internationally...
Chart 11
...and in household and
business lending

     Chart 11 shows loans and acceptances by type of borrower. Excluding loans to households, the largest concentrations were in: financial services (7.4%); wholesale and retail (5.0%); and real estate and construction (3.7%).
     The Bank actively monitors industry concentrations. Currently, the North American automotive industry, forestry and the building materials sectors are being closely managed and monitored. The Bank does not have significant concerns with the level of its exposure to any of these sectors. As is the case with all industry concentrations, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted.
Risk mitigation
To mitigate exposures in its performing corporate portfolios, the Bank uses loan sales and credit derivatives. In 2007, loan sales totaled $320 million, compared to $330 million in 2006. The wholesale food production industry had the largest volume of loan sales in 2007.
     At October 31, 2007, credit derivatives used to mitigate exposures in the portfolios totalled $1,089 million (notional amount), compared to $1,420 million at October 31, 2006. The industries with significant protection purchased include the media and oil and gas sectors.
     Excluding mark-to-market adjustments, the current annualized cost of the credit derivatives outstanding at October 31, 2007, used to mitigate exposures in the loan portfolios is $5.2 million.
Other exposures
U.S. sub-prime mortgages
The Bank has no direct exposure to U.S. sub-prime mortgages. Our indirect exposure to this asset class is nominal.
Canadian non-bank asset-backed commercial paper
For those conduits subject to the Montreal Accord, the Bank has provided liquidity facilities totaling $370 million. As at October 31, 2007 drawdowns on these facilities aggregated $88 million.
     The fair value of the Bank’s holdings of commercial paper and floating rate notes issued by these conduits was $187 million. In the fourth quarter, the Bank recorded a loss of $20 million on these holdings.
Collateralized debt obligations and collateralized loan obligations
The Bank’s investments in these types of instruments totaled $1.2 billion at October 31, 2007. Of this amount, $516 million was acquired at fair value through the Bank’s purchase of Dundee Bank of Canada. The majority of these instruments are highly rated.
     Scotia Capital structures and trades synthetic collateralized debt obligations and other credit derivatives. The collateralized debt obligations are referenced to corporate and sovereign obligors.
Structured Investment Vehicles
As at October 31, 2007 the fair value of the Bank’s investments in Structured Investment Vehicles (SIVs) was $125 million. During the fourth quarter the Bank recorded a loss of $56 million on these investments. The Bank does not sponsor, manage or provide liquidity support to SIVs.
Outlook
Provisions for credit losses are expected to increase moderately in 2008, given the growth in our domestic and international retail portfolios, and the impact of a softening U.S. economy. In addition, loan loss recoveries are expected to decline from the high levels realized in prior years.

36   2007 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
Fourth quarter review
Net income available to common share-holders was $938 million in the fourth quarter, an increase of $48 million or 5% from the same quarter last year, despite the negative impact of $53 million from foreign currency translation. The year-over-year increase reflected the impact of several acquisitions, as well as wide-spread organic growth in retail volumes and other income in both Domestic and International Banking, and higher securities gains, partly offset by lower trading revenues. Net income available to common shareholders was $78 million below last quarter’s near-record level. The decrease reflected lower trading revenues, the negative impact of $37 million from foreign currency translation, and higher expenses.
     In the fourth quarter of 2007, the Bank recognized a gain of $202 million ($163 million after tax) on its domestic and international interests in Visa Inc., which was formed by the reorganization of Visa Canada, Visa USA and Visa International. Mostly offsetting this gain were losses on structured credit instruments totaling $191 million ($133 million after tax).
     Total revenue (on a taxable equivalent basis) was $3,294 million in the fourth quarter, an increase of $295 million or 10% over the same quarter last year, notwithstanding a negative foreign currency translation impact of $136 million. Quarter over quarter, total revenue fell $8 million.
     Net interest income (on a taxable equivalent basis) was $1,932 million in the fourth quarter, an increase of $149 million or 8% over the same quarter last year, and $19 million above the third quarter. These increases occurred notwithstanding the negative impact of foreign currency translation of $78 million over the same quarter last year and $46 million compared to the third quarter.
     Compared to the same quarter a year ago, the increase in net interest income was as a result of the solid growth in average assets of $34 billion or 9%. Asset volumes for the quarter remained relatively constant.
     The Bank’s net interest margin was 1.87% in the fourth quarter, down two basis points compared to last year, primarily from a larger mark-to-market loss on financial instruments and growth in lower yielding, lower risk mortgages, partially offset by higher tax-exempt dividend income. Quarter over quarter, the Bank’s net interest margin rose by one basis point.
     Other income was $1,362 million in the fourth quarter, an increase of $146 million or 12% from the same quarter last year, despite a negative $58 million impact from foreign currency translation. The gains of $202 million on the global Visa restructuring and $43 million on the sale of the bond index business were mostly offset by losses aggregating $191 million on structured credit instruments. This comprised a reduction in trading revenues of $115 million and writedowns of non-trading securities of $76 million (including $20 million related to ABCP). The remaining increase came from widespread growth in retail products and services, as well as higher gains from the sale of non-trading securities, partially offset by lower trading and underwriting revenues.
     Quarter over quarter, other income declined by $27 million, due primarily to the gains and losses noted above, as well as the negative $41 million impact from foreign currency translation.
     The provision for credit losses was $95 million in the fourth quarter, compared to $32 million in the same period last year and $92 million in the previous quarter. Last year’s provision included a reduction of $60 million in the general allowance for credit losses.
     Scotia Capital had net recoveries of $10 million in the fourth quarter, compared to a provision of $26 million in the fourth quarter of last year and net recoveries of $10 million in the previous quarter. The net recovery in the current quarter related primarily to provision reversals in the U.S. portfolio. Credit losses of $78 million in the Domestic Banking portfolios were up from $58 million in the same quarter last year. The year-over-year increase arose from higher retail provisions in line with strong growth in retail lending volumes.
     International Banking’s provisions for credit losses were $27 million in the fourth quarter, compared to $8 million in the same period last year and $25 million in the prior quarter. Both the year-over-year and quarter-over-quarter increases are due mainly to higher provisions in the retail portfolios, offset partially by higher net recoveries in the commercial portfolio.
     Non-interest expenses were $1,792 million in the fourth quarter, an increase of $84 million or 5% over the same quarter last year, notwithstanding the benefit of $52 million from foreign currency translation. Premises expenses were up 14% due to branch openings in Canada and Mexico, as well as recent acquisitions, and salaries increased reflecting normal growth, branch expansion and recent acquisitions. Technology, advertising and professional fees also rose, due primarily to new projects and initiatives to drive revenue growth. These were in part offset by lower pension and benefit costs.
     Quarter over quarter, non-interest expenses grew $40 million, due mainly to higher technology and advertising costs, professional fees and salaries, partially offset by lower performance-based compensation and benefits, and the positive impact of $30 million from foreign currency translation.
     The Bank’s effective tax rate was 17.1% in the fourth quarter, a 90 basis point decrease from the same quarter last year and 470 basis points below the previous quarter. These declines were due mainly to higher income from tax-exempt securities, and a lower tax rate on the Visa gain. These were partly offset by a $50 million provision relating to an outstanding tax matter.
     The deduction for non-controlling interest in subsidiaries was $33 million for the quarter, up $5 million from the same period last year, and $4 million from last quarter, due mainly to higher levels of earnings in less than wholly owned subsidiaries (primarily Peru).
Summary of quarterly results
The Bank’s results in each quarter this year were higher than those in the same quarters of 2006. Revenues were higher in each of the quarters of 2007. Positive factors were the contribution from acquisitions, continued solid organic retail asset growth in Canada, strong local currency asset growth in International Banking, as well as broad-based growth in other income. On the negative side, earnings over the past eight quarters were affected by the appreciation of the Canadian dollar, margin compression and higher expenses due to acquisitions and spending on initiatives to drive future revenue growth. An eight-quarter trend in net income and other selected information is provided on page 83.
2007 SCOTIABANK ANNUAL REPORT   37

GROUP FINANCIAL CONDITION
group financial condition
Balance sheet
Assets
The Bank’s total assets at October 31, 2007, were $412 billion, up $33 billion or 9% from last year, after a $26 billion negative impact from foreign currency translation, resulting from the stronger Canadian dollar. The increase was due primarily to growth in retail and commercial loans.
Securities
Securities declined by $7 billion from last year. Trading securities declined $3 billion, due almost entirely to the impact of foreign currency translation. Available-for-sale securities were down $4 billion, as growth in the underlying portfolio was more than offset by both the deconsolidation of a variable interest entity that was restructured during the year, and the negative impact of foreign currency translation.
     Partly offsetting these declines was an increase of $1 billion for the initial recognition of available-for-sale securities at their fair value in accordance with the new financial instruments accounting standards adopted in 2007. The offsetting amount, net of taxes, was included in accumulated other comprehensive income within shareholders’ equity (see Changes in Accounting Policies on page 72).
     As at October 31, 2007, the unrealized gains on available-for-sale securities were substantial at $977 million (after related derivative and other hedge amounts), but declined $119 million (before hedging) from the prior year, due mainly to gains realized during the year, the impact of foreign currency translation, and a reduction in the value of certain debt securities. A breakdown of the unrealized gains on available-for-sale securities (net of hedges) is shown in Table 45 on page 82.
Loans
The Bank’s loan portfolio grew $24 billion or 12% from last year, despite a negative impact of $11 billion due to foreign currency translation. Domestic residential mortgages led this growth with a $16 billion increase, before securitization of $4 billion, largely from market share gains as well as the continued demand arising from the strong domestic housing market. Personal loans were up $3 billion from last year, with $1 billion due to the popularity of the domestic ScotiaLine product.
Chart 12
Loan portfolio
     Business and government loans increased $9 billion from last year, or $18 billion before the impact of foreign currency translation. Loans in Scotia Capital were up $6 billion, primarily to support trading operations. Domestic experienced growth of $2 billion. In International Banking, business and government loans increased in most locations despite the negative impact of foreign currency translation, with Asia in particular reflecting net growth of $2 billion.
Table 12
Condensed Balance Sheet

As at October 31 ($ billions)	2007	2006	2005	2004	2003

Assets
Cash resources	$29.2	$23.4	$20.5	$17.1	$20.6
Securities	88.8	95.5	73.5	58.8	63.2
Securities purchased under resale agreements	22.5	25.7	20.6	17.9	22.7
Loans	227.2	202.8	170.4	153.9	149.0
Other	43.8	31.6	29.0	31.5	30.4

Total assets	$411.5	$379.0	$314.0	$279.2	$285.9

Liabilities and shareholders’ equity
Deposits	$288.5	$263.9	$217.4	$195.2	$192.7
Obligations related to securities sold under repurchase agreements	28.1	33.5	26.0	19.4	28.7
Other liabilities	73.9	61.0	51.1	44.7	45.2
Subordinated debentures	1.7	2.3	2.6	2.6	2.7
Capital instrument liabilities	0.5	0.8	0.8	2.3	2.5

Total liabilities(1)	$392.7	$361.5	$297.9	$264.2	$271.8
Shareholders’ equity	$18.8	$17.5	$16.1	$15.0	$14.1

Total liabilities and shareholders’ equity	$411.5	$379.0	$314.0	$279.2	$285.9

Liabilities
Total liabilities were $393 billion as at October 31, 2007, an increase of $32 billion or 9% from last year, despite the negative $28 billion impact due to foreign currency translation. Deposits grew $25 billion and derivative instrument liabilities were up $12 billion. The latter increase was similar to the change in the derivative instrument assets. Partially offsetting this increase was a decline in obligations related to repurchase agreements, due in part to foreign currency translation.
Chart 13
Deposits
Deposits
Total deposits grew` $25 billion or 9% from last year, net of a $20 billion negative impact due to foreign currency translation. Personal deposits increased $7 billion, led by $3 billion growth in domestic personal GICs. International
38   2007 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL PERFORMANCE
experienced modest increases in personal deposits across most regions. Business and government deposits were up $20 billion, notwithstanding the impact of foreign currency translation, primarily to fund the Bank’s strong asset growth in 2007.
Shareholders’ equity
Total shareholders’ equity rose $1 billion in 2007. The increase was due primarily to strong internal capital generation of $2 billion, the issuance of $1 billion non-cumulative preferred shares during the year and the change in accounting standards for financial instruments, which resulted in after-tax fair value adjustments of approximately $1 billion relating primarily to available-for-sale securities. This growth in capital was negatively impacted by the strong appreciation of the Canadian dollar against most currencies. This resulted in unrealized foreign currency translation losses on the Bank’s net investments in foreign subsidiaries of $2 billion during the year, net of foreign currency gains on related hedges, and taxes of $427 million.
Outlook
For 2008, we are expecting somewhat slower growth in retail assets in Canada, in line with reduced economic growth. We also anticipate some growth in our commercial and corporate portfolios. Outside Canada, growth in local currency assets in most international operations is expected to continue, though asset growth levels may moderate with slower global economic growth.
Capital management
Overview
Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. Strength in capital management contributes to safety for the Bank’s customers, fosters investor confidence and supports high credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends or share repurchases.
     Through dynamic capital management, the Bank aims to achieve three major objectives: exceed regulatory and internal capital targets, maintain strong credit ratings and provide Scotiabank shareholders with enhanced returns.
Governance and oversight
The Bank has a prudent capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual strategic capital plan. Senior executive management oversees the capital management process of the Bank, with governance over significant capital decisions provided mainly through the Liability Committee. The Bank’s Finance, Treasury and Global Risk Management groups take a co-ordinated approach to implementing the Bank’s capital strategy.
Capital utilization
The Bank deploys capital to support sustainable, long-term revenue and net income growth. This business growth can be organic, by attracting new customers, increasing cross-sell to existing customers, adding new products and enhancing sales productivity, or it can come from the acquisition of businesses or portfolios.
     All major initiatives to deploy capital, either organically or through acquisitions, are subject to rigorous analysis, which tests business case assumptions and evaluates expected benefits. Key criteria include return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential acquisitions, investments or strategic initiatives that require a major allocation of the Bank’s capital are reviewed and approved by the Bank’s Strategic Transaction Investment Committee.
Managing and monitoring capital
As part of the Bank’s capital management program, sources and uses of capital are continuously assessed and monitored. Capital is managed using regulatory thresholds and other metrics, including tangible common equity and economic capital.
     In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the balance sheet and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is always balanced against the goal of generating an appropriate return for our shareholders.
Regulatory Capital
Capital adequacy for Canadian banks is regulated by the Office of the Superintendent of Financial Institutions (OSFI) consistent with international standards set by the Bank for International Settlements (BIS). Bank regulatory capital consists of two components — Tier 1 capital and Tier 2 capital. Both components of capital provide support for banking operations and protect depositors. Tier 1 capital, which is more permanent, is of particular importance to regulators, financial markets and investors.
Tier 1 capital
Tier 1 capital consists primarily of common shareholders’ equity (excluding unrealized gains on available-for-sale securities and cash flow hedges), non-cumulative preferred shares and innovative structures such as trust securities. Tier 1 capital rose to $20.2 billion, an increase of $116 million over last year:
•	Retained earnings grew by $1.6 billion, net of the cost to repurchase of common shares of $586 million.
•	The Bank issued $1.0 billion in non-cumulative preferred shares (series 14, 15 and 16, each for $345 million).
•	Mostly offsetting the above was a net increase of $2,228 million in cumulative unrealized foreign currency translation losses, net of hedges and related taxes, due to the strengthening of the Canadian dollar, and the redemption of $250 million of innovative Tier 1 capital instruments issued through Scotia Mortgage Investment Corporation.
     Over the past five years, the Bank has created $9.5 billion of internally generated capital, despite raising dividends by 143% during this period. This level of internal capital generation has consistently been among the highest of the Canadian banks.
2007 SCOTIABANK ANNUAL REPORT   39

GROUP FINANCIAL CONDITION
Chart 14
Tier 1 capital
Chart 15
Scotiabank’s tangible common equity
Chart 16
Dividend growth
Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures and the eligible portion of the total general allowance for credit losses. Tier 2 capital increased by $695 million in 2007, due primarily to the issuance of $1 billion of Scotiabank Trust Subordinated Notes, partially offset by the redemption of subordinated debentures of $500 million. Also contributing to the increase was the first-time inclusion of the $298 million in net unrealized gains (after tax) on available-for-sale equity securities.
Risk-weighted assets
Risk-weighted assets are computed by applying OSFI-prescribed risk weights to on-and off-balance sheet exposures, focusing on credit and market risk.
     Risk-weighted assets increased by $21 billion over the prior year to $218 billion, primarily from organic growth initiatives. Most of this growth was in the Bank’s loan portfolio, both retail and non-retail lending.
Regulatory capital ratios
Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The two primary regulatory capital ratios, Tier 1 and Total, are determined by dividing those capital components by risk-weighted assets.
     In 2007, both of the Bank’s regulatory capital ratios remained solid. The Tier 1 and the Total capital ratios as at year-end were 9.3% and 10.5%, respectively, 90 and 120 basis points below last year. The declines were due primarily to the further deployment of capital for acquisitions and to support organic asset growth as reflected in higher risk-weighted assets.
     These ratios continued to exceed OSFI’s formal target levels of 7% and 10% as a result of prudent capital management and consistent earnings growth driven by a disciplined increase in risk-weighted assets. Although there was a large reduction in regulatory capital from the strengthening Canadian dollar, this was largely offset by a corresponding reduction in risk-weighted assets, resulting in a minimal impact on capital ratios.
     In addition to the regulatory capital ratios, banks are also subject to a maximum leverage test, the assets-to-capital multiple (ACM). The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, by its total capital. Under this test, total assets should not be greater than 20 times capital. As at October 31, 2007, the Bank’s ACM was 18.2 times, an increase from 17.1 times last year, mainly reflecting the 9% growth in on-balance sheet assets.
     Like most banks, the Bank provides back-stop liquidity facilities to its administered multi-seller commercial paper conduits. These facilities provide an alternate source of financing in the event a market disruption prevents the conduit from issuing commercial paper. If, in such an event, the Bank had to provide the majority of the funding for these conduits, it would have to consolidate the assets and liabilities of the conduit in its balance sheet. If such consolidation were to occur, it is estimated that the Bank’s capital ratios would be reduced by approximately 40 basis points. As at October 31, 2007, the Bank’s off-balance sheet commercial paper conduits were not experiencing liquidity issues. The Bank had minimal commercial paper holdings in these conduits as at October 31, 2007.
Tangible common equity ratio
The level of tangible common equity (TCE) is generally considered to be one of the most important measures of a bank’s capital strength, and is often used by rating agencies and investors in their assessment of the quality of a bank’s capital position. Tangible common equity is total shareholders’ equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, unamortized goodwill and intangible assets (net of taxes).
     The TCE ratio is calculated by dividing tangible common equity by risk-weighted assets. At year end, the Bank’s TCE ratio was 7.2%, 110 basis points lower than the 2006 level, due to the further deployment of capital in 2007. Scotiabank’s TCE ratio continued to be strong relative to major International banks.
Economic capital
The amount of capital required for business risks assumed is assessed through the calculation of economic capital. Economic capital is another means for assessing the Bank’s capital adequacy. In addition, the Bank uses its economic capital framework to determine the allocation of capital to the business lines. This allows us to appropriately compare and measure the returns from the business lines, based upon their inherent risk.
     Management assesses various risks to determine those risks for which the Bank should assign risk capital, and then calculates the capital required. The three major risk categories are credit risk, market risk and operational risk. The capital allocation models for credit risk measurement use the Bank’s internal credit risk ratings. In addition, the models take into account differences in term to maturity, probabilities of default,
40   2007 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL CONDITION
expected severity of loss in the event of default, and the diversification benefits of certain portfolios. Capital required for market risk exposure is determined based on the internal VAR models used in the trading book, and on stress tests of the Bank’s interest rate gap structure, foreign exchange structural exposures, and equity investment portfolios. Operational risk is measured based on an assessment of both business and event risks. The Bank periodically reassesses the risk measurements used in the economic capital models and makes enhancements when necessary.
Table 13
Regulatory capital

As at October 31 ($ millions)	2007	2006	2005	2004	2003

Tier 1 capital
Common shareholders’ equity(1)	$16,477	$16,947	$15,482	$14,685	$13,814
Innovative capital instruments	2,750	3,000	2,250	2,250	2,500
Non-cumulative preferred shares	1,635	600	600	300	300
Non-controlling interest in subsidiaries	497	435	306	280	326
Less: Goodwill	(1,134)	(873)	(498)	(261)	(270)

	20,225	20,109	18,140	17,254	16,670

Tier 2 capital
Subordinated debentures(2)	1,452	2,046	2,420	2,493	2,595
Trust subordinated notes	1,000	—	—	—	—
Eligible amounts of general allowance (3)	1,298	1,307	1,330	1,317	1,352
Net unrealized equity gains(4)	298	—	—	—	—

	4,048	3,353	3,750	3,810	3,947

Less: other capital deductions(5)	(1,292)	(476)	(358)	(200)	(209)

Total capital	$22,981	$22,986	$21,532	$20,864	$20,408

Total risk-weighted assets ($ billions)	$218.3	$197.0	$162.8	$150.5	$154.5

Capital ratios
Tier 1 capital ratio	9.3%	10.2%	11.1%	11.5%	10.8%
Total capital ratio	10.5%	11.7%	13.2%	13.9%	13.2%

Assets to capital multiple	18.2	17.1	15.1	13.8	14.4

(1)	Beginning in 2007, balance excludes unrealized gains and losses on available-for-sale securities and cash flow hedges.

(2)	Net of amortization.

(3)	Under OSFI guidelines, the general allowance was included in Tier 2 capital up to a maximum of 0.875% of risk-weighted assets.

(4)	Net unrealized gains (after-tax) on available-for-sale equity securities.

(5)	Comprised of investments in insurance entities, investments in associated corporations and other items.
Table 14
Changes in regulatory capital

For the fiscal years ($ millions)	2007	2006	2005	2004	2003

Total capital, beginning of year	$22,986	$21,532	$20,864	$20,408	$20,960
Internally generated capital
Net income	4,045	3,579	3,209	2,908	2,422
Preferred and common share dividends	(1,771)	(1,513)	(1,342)	(1,126)	(865)

	2,274	2,066	1,867	1,782	1,557

External financing
subordinated debentures(1)	(594)	(374)	(73)	(102)	(777)
Trust subordinated notes	1,000	—	—	—	—
Preferred shares	1,035	—	300	—	—
Innovative capital instruments	(250)	750	—	(250)	275
Common shares and contributed surplus	141	108	88	88	139
Purchase of shares and premium on redemption	(586)	(324)	(973)	(290)	(201)

	746	160	(658)	(554)	(564)

Other
Net unrealized equity gains(2)	298	—	—	—	—
Net unrealized foreign exchange translation gains (losses)	(2,228)	(360)	(178)	(709)	(1,176)
Non-controlling interest in subsidiaries	62	129	26	(46)	(336)
Other(3)	(1,157)	(541)	(389)	(17)	(33)

	(3,025)	(772)	(541)	(772)	(1,545)

Total capital generated (used)	(5)	1,454	668	456	(552)

Total capital, end of year	$22,981	$22,986	$21,532	$20,864	$20,408

(1)	Net of amortization.

(2)	Net unrealized gains (after-tax) on available-for-sale equity securities.

(3)	Represents changes to eligible general allowance, regulatory capital deductions for goodwill, investments in insurance entities and associated corporations, securitization-related amounts, and other charges (credits) to retained earnings.
     Economic capital is much more risk sensitive than the existing regulatory capital measures. The proposed Basel II capital framework will introduce more risk sensitivity into the regulatory capital calculations, in certain instances using risk parameters similar to those used in the Bank’s current economic capital methodology.
Dividends
Our record of strong earnings growth and our capital position allowed us to increase our quarterly dividend twice in 2007. On a year-over-year basis, dividends rose by 16% to $1.74 per share, and have risen at a compound annual rate of 16.7% over the past 10 years. The dividend payout ratio for 2007 was 43.1%, up from 41.8% last year, and within the Bank’s target payout range of 35% to 45%.
Share buyback program
In the first quarter of 2007, the Bank renewed its normal course issuer bid to purchase up to 20 million of the Bank’s common shares. This represented approximately 2 per cent of the Bank’s common shares outstanding as at December 31, 2006. During fiscal 2007, the Bank purchased 12 million common shares at an average cost of $52.21 per share. The bid is expected to be renewed upon its expiry on January 11, 2008.
Share data
The Bank’s common and preferred share data, as well as trust securities, are shown in Table 15. Further details, including exchangeability features, are discussed in notes 13 and 14 of the consolidated financial statements.
Basel II
The revised Basel Capital Framework (Basel II) became effective for the Canadian banks on November 1, 2007. The new framework is designed to more closely align regulatory capital requirements with underlying risks by introducing substantive changes in the treatment of credit risk, and an explicit new capital charge for operational risk. As well, there are specific Basel II governance and oversight requirements, coupled with increased supervisory review of capital adequacy and expansion of the related
2007 SCOTIABANK ANNUAL REPORT   41

GROUP FINANCIAL CONDITION
public disclosure on an incremental basis throughout 2008.
Table 15
Share Data

As at October 31 (thousands of shares)

Common shares outstanding	983,767	(1)

Preferred shares Series 12	12,000	(2)
Preferred shares Series 13	12,000	(2)
Preferred shares Series 14	13,800	(2)
Preferred shares Series 15	13,800	(2)
Preferred shares Series 16	13,800	(2)

Series 2000-1 trust securities issued by BNS Capital Trust	500	(3)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(4)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(4)
Series 2006-1 trust securities issued by Scotiabank Capital Trust	750	(4)

Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust	1,000	(4)

Outstanding options granted under the stock option plans to purchase common shares	27,885	(1)(5)

(1)	As at December 6, 2007, the number of outstanding common shares and options were 983,982 and 27,669, respectively. The number of other securities disclosed in this table were unchanged.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly as described in Note 14 to the consolidated financial statements.

(3)	Reported in capital instrument liabilities and subordinated notes in the Consolidated Balance Sheet.

(4)	Reported in deposits in the Consolidated Balance Sheet.

(5)	Included are 16,025 stock options with tandem stock appreciation right (SAR) features.
     Scotiabank has implemented a comprehensive program to meet regulatory requirements, culminating in a full year of “parallel run” capital reporting. The Bank has submitted its formal application to use the Advanced Internal Ratings Based (AIRB) Approach to credit risk for material Canadian, U.S. and European portfolios from November 1, 2007, and the standardized approach for operational risks. The Bank intends to implement the AIRB Approach for material portfolios elsewhere from November 1, 2010. Formal approval of the use of the AIRB approach beginning November 1, 2007, and any conditions attached thereto, is expected to be received from OSFI by December 31, 2007.
     There is the potential for greater volatility as a result of the new regulatory capital rules. Potential minimum capital reductions in fiscal years 2008 and 2009 will be limited by regulatory capital “floors” of at least 90% and 80%, respectively, of the current capital adequacy requirements.
Outlook
Scotiabank expects to maintain strong capital ratios in 2008. Dividends are expected to continue to increase in line with earnings growth. The payout ratio will be at the higher end of the current target range of 35% to 45%.
     For 2008, the Bank will continue to optimally deploy capital to grow its business through a combination of organic growth initiatives and acquisitions in each of our three business lines.
Off-balance sheet arrangements
In the ordinary course of business, the Bank enters into contractual arrangements that are not required to be recorded on the Bank’s consolidated balance sheet, but could have a current or future impact on the Bank’s results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments.
Variable interest entities
Off-balance sheet arrangements with VIEs are composed of:
•	VIEs that are used to provide a wide range of services to customers. These services include VIEs established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and also to provide investment opportunities. In addition, the Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages mutual funds.
•	VIEs that are used to provide alternative sources of funding to the Bank and manage its capital position. The Bank may utilize these VIEs to securitize its own assets, primarily residential mortgages. The Bank may also establish VIEs in order to issue capital instruments that qualify as regulatory capital, such as Scotiabank Trust Securities and Scotiabank Subordinated Trust Notes.
     All VIEs are subject to a rigorous review and approval process to ensure that all relevant risks, as well as accounting, related party, reputational and ownership issues, are properly identified and addressed. For many of the VIEs that are used to provide services to customers, the Bank does not guarantee the performance of the VIE’s underlying assets, and does not absorb any related losses. For other VIEs, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a VIE.
     During the second quarter, there was a change in the structure of one of the multi-seller conduits administered by the Bank. As a result, the Bank was no longer the primary beneficiary of this VIE. Accordingly, the VIE was no longer included in the Bank’s consolidated balance sheet.
     At the end of the fourth quarter, the Bank became the primary beneficiary of a commercial paper conduit that it administered. As a result, the VIE was consolidated into the Bank’s balance sheet, and the Bank recorded a loss of $115 million.
     Liquidity facilities to commercial paper conduits totalled $22.5 billion as at October 31, 2007, of which $20.1 billion were to off-balance sheet conduits administered by the Bank. As at October 31, 2007, total commercial paper outstanding for conduits administered by the Bank was $14.5 billion. At year end, the Bank was holding less than 2% of the combined conduits’ outstanding
42   2007 SCOTIABANK ANNUAL REPORT

GROUP FINANCIAL CONDITION
commercial paper. Exposure to U.S. sub-prime mortgage risk is nominal.
     For conduits not administered by the Bank, liquidity facilities totalled $2.4 billion, of which $1.8 billion was for U.S. third-party conduits and $570 million was for Canadian third-party conduits. Liquidity facilities provided to the non-bank conduits subject to the Montreal Accord — a group of 22 conduits subject to a restructuring process — totalled $370 million, with $88 million drawn on these facilities. Sub-prime exposure in third-party conduits is nominal.
     As at October 31, 2007, total consolidated assets related to VIEs were $6 billion, compared to $13 billion at end of 2006. The reduction was primarily the result of a change in the structure of one of the Bank’s sponsored multi-seller conduits. As a result, the Bank was no longer the primary beneficiary of the conduit, and it was deconsolidated in the second quarter. The amounts owed by or to the consolidated VIEs were not significant. The Bank earned fees of $45 million and $16 million in 2007 and 2006, respectively, from certain VIEs in which it has a significant variable interest but did not consolidate. More information with respect to the Bank’s involvement with VIEs, including details of maximum loss exposure by VIE category, is provided in Note 6 to the consolidated financial statements on pages 110 to 111.
Securitizations
The Bank securitizes a portion of its residential mortgages and personal loans by transferring the assets on a serviced basis to trusts. Residential mortgage securitizations are principally conducted through the Bank’s participation in the Canada Mortgage Bonds (CMB) program. If certain requirements are met, these transfers are treated as sales, and the transferred assets are removed from the Consolidated Balance Sheet (this is discussed further in Note 1 to the consolidated financial statements on pages 101 to 106). These securitizations enable the Bank to access alternative and more efficient funding sources, manage liquidity and other risks, and also meet capital requirements. The Bank does not provide liquidity facilities with respect to the CMB program. As such, the Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.
     Securitizations are a cost-effective way to fund the Bank’s mortgage growth. The outstanding balance of off-balance sheet securitized mortgages was $11,631 million as at October 31, 2007, compared to $11,913 million last year and $7,801 million two years ago. The growth in 2007 arose primarily from continued participation in the CMB program. The amount of off-balance sheet securitized personal loans was $414 million as at October 31, 2007, compared to $170 million last year and $809 million two years ago.
     Subsequent to the transfer of assets, the Bank may retain interests in securities issued by the trusts, has agreements to make payments to the trusts under certain limited circumstances, maintains relationships with the underlying customers, and provides administrative services to the trusts. Additional information on the commitments to the trusts is disclosed in Note 22 to the consolidated financial statements on pages 125 to 126.
     The Bank recorded securitization revenues of $34 million in 2007, compared to $43 million in 2006 and $79 million in 2005. This decrease was due in part to the decline in securitized personal loan balances. Additional information on the amount of securitizations and associated cash flows, servicing fees and retained interests is provided in Note 4(b) to the consolidated financial statements on page 109.
Guarantees and other commitments
Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:
•	Standby letters of credit and letters of guarantee — As at October 31, 2007, these amounted to $18.4 billion, essentially unchanged from $18.5 billion last year. These are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The Bank provides partial credit enhancements, in the form of financial standby letters of credit, to commercial paper conduits. As at October 31, 2007, these credit enhancements amounted to $1.2 billion, compared to $43 million last year.
•	Liquidity facilities — These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event that a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Refer to the liquidity discussions under VIEs on page 42.
•	Indemnification contracts — In the ordinary course of business, the Bank enters into many contracts where the Bank may indemnify contract counterparties for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities.
•	Loan commitments — The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2007, these commitments amounted to $114 billion, compared to $106 billion a year earlier. The majority of these commitments are short-term in nature, with original maturities of less than one year.
     These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guarantee products, the above dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.
2007 SCOTIABANK ANNUAL REPORT   43

GROUP FINANCIAL CONDITION
     Fees from the Bank’s guarantees and loan commitment arrangements, recorded in credit fees in the Consolidated Statement of Income, were $213 million in 2007, compared to $216 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 22 to the consolidated financial statements on pages 125 and 126.
Financial instruments
Due to the nature of the Bank’s primary business activities, the balance sheet is composed primarily of financial instruments. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and non-trading purposes, such as asset/liability management.
     The Bank adopted new accounting standards related to financial instruments at the beginning of fiscal 2007, as described in Note 1 of the consolidated financial statements on pages 101 to 106. Consistent with these new standards, financial instruments are now generally carried at fair value, except the following, which are carried at amortized cost unless designated as held for trading at inception: loans and receivables, certain securities and non-trading financial liabilities.
     Unrealized gains and losses on available-for-sale securities, net of related hedges, as well as gains and losses on derivatives designated as cash flow hedges, are now recorded in Other Comprehensive Income, a new component of the Bank’s consolidated financial statements. These gains and losses are recorded in the Consolidated Statement of Income when realized, in the case of available-for-sale securities, or when the hedged item affects income, in the case of cash flow hedges. As a result of implementing the new accounting standards, the transitional amount for the items recorded in Accumulated Other Comprehensive Income was an increase of $683 million (after-tax) as at November 1, 2006. Prior to fiscal 2007, financial instruments were generally carried at cost, except those held for trading purposes which were carried at fair value.
     Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates (including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices). The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits and techniques. A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section (see pages 56 to 67).
     Further details on the terms and conditions of the Bank’s financial instruments are provided in the notes to the 2007 consolidated financial statements. Note 23 (see pages 127 to 130), for example, summarizes the fair value of financial instruments and describes how these amounts were determined. A discussion of the critical accounting estimates with respect to determining the fair value of financial instruments can be found on pages 69 to 70. Note 23 also presents the Bank’s interest rate risk profile by term and the Bank’s financial instrument credit exposure by sector and geography. Note 24 (see page 131) provides details about certain financial instruments designated as held for trading using the fair value option under the new accounting standards. These designations were made primarily to avoid an accounting mismatch between two instruments, or to better reflect how the performance of a specific portfolio is evaluated by the Bank. Note 25 (see pages 132 to 136) provides details about derivatives used in trading and non-trading activities, including notional amounts, remaining term to maturity, credit risk and fair values.
     The risks associated with the Bank’s financial instrument portfolios can be assessed using various methods. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 basis point increase in interest rates on annual income and the present value of net assets, as described on page 61. For trading activities, the table on page 62 discloses the average one-day Value at Risk by risk factor. Based on the Bank’s maturity profile of derivative instruments, only 14% (2006 — 12%) had a term to maturity greater than five years.
     As described in Note 23, the fair value of the Bank’s financial instruments was lower than their book value by $791 million as at October 31, 2007. This difference relates to loan assets, deposit liabilities, subordinated debentures and capital instrument liabilities, as many financial instruments are now carried at fair value under the new accounting standards. The excess fair value over book value at October 31, 2006, was $396 million, and also included unrealized gains and losses on investment securities and derivatives used for asset/liability management, which were previously carried at cost or amortized cost. Excluding the impact of the changes resulting from the new financial instrument accounting standards, the year-over-year change in the excess of fair value over book value arose mainly from changes in interest rates and credit spreads. Fair value estimates are based on market conditions at October 31, 2007, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the Critical Accounting Estimates section (see pages 68 to 72).
     The Bank’s accounting policies for derivatives and hedging activities are further described in Note 1 (see pages 101 to 106). Interest income and expense on interest-bearing financial instruments are recorded in the Bank’s Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. For securities designated as other than trading, realized gains and losses, as well as writedowns to fair value for other-than-temporary impairment, are recorded in other income, as are net gains and losses on trading securities.
44   2007 SCOTIABANK ANNUAL REPORT

BUSINESS LINES
business line overview
Domestic Banking
Domestic Banking reported net income available to common shareholders of $1,550 million, a 21% increase over last year. Results included a $92 million gain (net of applicable taxes) from the global Visa restructuring. Substantial growth in retail mortgages, and strong growth in personal lending and deposits was partially offset by a narrowing interest margin. As well, wealth management revenues reached record levels. Non-interest expenses increased to support revenue growth initiatives, while provisions for credit losses remained well controlled.
Chart 17
Domestic Banking
Net Income
International Banking
International Banking had a strong year in 2007, with net income available to common shareholders of $1,232 million, an increase of 17% from last year, notwithstanding the negative effect of foreign currency translation as a result of the appreciation of the Canadian dollar. Strong organic asset growth and contributions from acquisitions added to earnings. Credit quality remained stable, notwithstanding the rise in provisions from very low levels last year.
Chart 18
International Banking
Net Income
Scotia Capital
Scotia Capital had a solid year, as net income available to common shareholders rose 6% to $1,114 million in 2007. This result was achieved despite adverse market conditions in the fourth quarter and the negative effect of foreign currency translation. Strong core trading and investment banking results, as well as interest recoveries, were partly offset by losses on structured credit instruments. We continued to benefit from favourable credit conditions, realizing net loan loss recoveries again this year.
Chart 19
Scotia Capital Net
Income
Table 16
2007 Financial Performance

	Domestic	International
($ millions)	Banking	Banking	Scotia Capital	Other(1)	Total

Net interest income(2)	$3,855	$2,762	$1,160	$(679)	$7,098
Other income	2,248	1,227	1,290	627	5,392
Provision for credit losses	(295)	(101)	101	25	(270)
Non-interest expenses	(3,559)	(2,279)	(1,013)	(143)	(6,994)
Income taxes/non-controlling interest(2)	(685)	(359)	(413)	276	(1,181)

	1,564	1,250	1,125	106	4,045
Preferred dividends paid	(14)	(18)	(11)	(8)	(51)

Net income available to common shareholders	$1,550	$1,232	$1,114	$98	$3,994
Return on equity(3) (%)	33.0%	19.5%	29.0%	N/A	22.0%
Attributed equity(3)	$4,699	$6,322	$3,841	$3,272	$18,134
Average earning assets ($ billions)	$154	$66	$139	$14	$373

(1)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Taxable equivalent basis. See non-GAAP measures on page 29.

(3)	Non-GAAP measure. See non-GAAP measures on page 29.

N/A Not applicable
2007 SCOTIABANK ANNUAL REPORT   45

BUSINESS LINES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Domestic Banking
2007 Achievements
•	We are continuing to grow our Wealth Management business:
—	we achieved strong mutual fund growth, with net sales of $2.3 billion, as assets grew by 21.2% to $19.6 billion. Results have been driven by strong support from our Financial Advisors and increased media visibility, including the “Second Opinion” advertising campaign, focused on the advice available through our branches.

—	we acquired TradeFreedom, an online brokerage firm focused on the delivery of sophisticated trading facilities to active traders.

—	we made a strategic equity investment in DundeeWealth Inc., acquiring an 18% interest. Dundee owns Dynamic Mutual Funds and has a large independent sales force.
•	We are boosting new customer acquisition and building brand awareness:
—	we partnered with Cineplex to launch SCENE, Canada’s first-ever entertainment loyalty program.

—	we doubled the rate of our branch expansion, opening 35 new branches, and added 100 personal bankers and 115 financial advisors in high-growth markets.

—	we acquired Travelers Leasing Corporation, a provider of innovative retail automobile financing solutions.

—	we entered into a strategic partnership with the NHL and its players’ association to exclusively market banking products and services under the NHL banner.

—	we are sponsoring CBC’s Hockey Night in Canada pre-game show, Scotiabank Hockey Tonight, for the 2007/2008 season.
•	We are improving our small business offering:
—	we launched Scotia Running Start for businessTM, a comprehensive program to support business start-ups.

—	we are leveraging key partnerships, such as our relationship with the College of Family Physicians of Canada, with which we announced a joint five-year, $1.5 million sponsorship program targeted at student professionals.
2008 Priorities
•	Increase share of wallet with existing retail customers, focusing on the pre-retirement, emerging affluent and multicultural segments.
•	Leverage strategic acquisitions and partnerships to acquire new customers and grow our deposits, credit card and insurance businesses.
•	Build on the momentum in mutual funds by leveraging the expanded retail sales force, adding new branches and refining sales metrics.
•	Grow market share in Commercial Banking in targeted client segments, and improve share of wallet through increased enterprise-wide collaboration.
•	Expand the small business customer base by using new planning tools and resources to leverage our small business bankers’ expertise.
Business profile
Domestic Banking provides a full range of banking and investing services to more than 7 million customers across Canada, through a network of 1,005 branches and 2,852 ABMs, as well as telephone and Internet banking.
     Domestic Banking includes three main businesses. Retail and Small Business Banking provides a comprehensive suite of offerings, including mortgages, loans, credit cards, investments, insurance and day-to-day banking products to individuals and small businesses. Wealth Management provides a full range of products and services, including retail brokerage (discretionary, non-discretionary and self-directed), investment management advice, mutual funds and savings products, and financial planning and private client services for affluent clients. Commercial Banking delivers a full product suite to medium and large businesses.
Strategy
We remain committed to deepening relationships with customers and helping them become financially better off. Expanding our client base in market and customer segments with high growth potential will continue to be Domestic Banking’s core strategy for growth. We will focus on strategic partnerships and acquisitions, and effectively utilize these relationships to increase revenues. With small business, emerging affluent and affluent clients, we will work to capture primary advisor status by leveraging our sales capacity and advisor expertise. In Commercial Banking, we are in the final stages of fine-tuning our business platform to add more value for clients.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth;

•	net interest margin;

•	new customer acquisition;

•	customer loyalty and satisfaction;

•	share of wallet;

•	productivity ratio; and

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances).
46   2007 SCOTIABANK ANNUAL REPORT

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Financial performance
Domestic Banking reported net income available to common shareholders of $1,550 million in 2007, $271 million or 21% higher than last year. Return on equity was 33%. Domestic Banking accounted for 39% of the Bank’s total net income. Results included a gain of $92 million (net of applicable taxes) from the global Visa restructuring. Excluding this gain, underlying net income was a record at $1,458 million, $179 million or 14% higher than last year. Retail and small business banking, commercial banking and wealth management all generated solid performances.
Table 17
Domestic Banking financial performance

($ millions)	2007	2006	2005

Net interest income(1)	$3,855	$3,682	$3,576
Other income	2,248	1,935	1,819
Provision for credit losses (PCL)	(295)	(279)	(274)
Non-interest expenses	(3,559)	(3,469)	(3,296)
Income taxes(1)	(685)	(581)	(566)

Net Income	1,564	1,288	1,259
Preferred dividends paid	(14)	(9)	(6)

Net income available to common shareholders	$1,550	$1,279	$1,253

Key ratios
Return on equity (ROE)	33.0%	27.8%	31.0%
Productivity(1)	58.3%	61.8%	61.1%
Net interest margin (NIM)	2.51%	2.70%	2.90%
PCL as a percentage of loans and acceptances	0.19%	0.20%	0.22%

Selected balance sheet data (average balances)
Earning assets	153,695	136,420	123,224
Deposits	116,012	107,370	98,579
Attributed equity	4,699	4,602	4,036

(1)	Taxable equivalent basis.
Assets and liabilities
Average assets grew $17 billion or 13% in 2007. This was led by a substantial increase in residential mortgage balances (before securitization) of $13 billion or 16%, resulting in a 15 basis point increase in market share versus last year. Both the branch and mortgage broker channels produced strong growth. There was also very good year-over-year growth in personal revolving credit and business lending, including acceptances and business loans.
     Retail and small business deposits grew $6 billion or 7%, due mainly to an increase in term deposit balances, which led to an industry-leading gain in personal term deposit market share of 41 basis points from last year, including the Dundee Bank acquisition. Commercial deposits, including current accounts and non-personal term deposits, rose 10%, continuing the double-digit growth trend of the past several years.
     In Wealth Management, assets under administration rose 11% to $130 billion, while assets under management grew 8% to $26 billion. Net asset inflows from new customers, continued growth in our share of existing customers’ investment business, and market-driven gains all contributed to this growth.
Revenues
Total revenues were $6,103 million, up $486 million or 9% from last year. Net interest income increased $173 million to $3,855 million, due to strong volume growth in both assets and deposits. This was partially offset by a decline in the margin of 19 basis points to 2.51%. The decrease in the margin was due mainly to higher wholesale funding costs, strong growth in net assets, the growth of relatively lower-spread mortgages as a proportion of the total portfolio, and competitive pricing pressures.
Chart 20
Total revenue
     Other income for the year was $2,248 million, an increase of $313 million or 16%. Excluding the $111 million gain related to the global Visa restructuring, other income rose 10% or $203 million, including record growth in wealth management, and increases in retail and small business and commercial banking activities.
Retail & Small Business Banking
Total revenues were $4,046 million, up $305 million or 8% from last year. Net interest income rose $122 million or 4% from strong growth in assets and deposits, partially offset by a lower margin. Excluding the Visa gain, other income rose $72 million or 9% driven by higher service fees from chequing and savings accounts, due to pricing changes and new account growth, and higher credit card revenues, reflecting growth in cardholder transactions. There was also strong revenue growth of 14% in small business banking. We grew our lending and deposit market share and overall customer base in this important customer segment.
Commercial Banking
Total revenues rose $42 million or 5% to $926 million in 2007. Net interest income was 6% higher than last year, driven by strong growth in both assets
2007 SCOTIABANK ANNUAL REPORT   47

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and deposits, partially offset by a decline in the margin. Average assets rose 9% and average deposits increased 10%. Year over year, other income rose 3% to $310 million.

Chart 21
Revenue growth
Chart 22
Strong loan growth

Chart 23
Wealth management
Good asset growth
Chart 24
Wealth management
Strong mutual fund sales

Wealth Management
Total revenues were a record $1,131 million, up $139 million or 14% from last year, driven by solid increases in all business units. Mutual fund revenue grew 24%, driven by net fund sales of $2.3 billion. This growth, which led to greater market share, occurred primarily in more profitable, long-term funds. The results also benefited from solid fund performance. Full-service brokerage revenues rose 9%, mainly as a result of increased fee-based business, as well as higher mutual fund trailer fees and insurance revenues. Private client revenues increased 13%, reflecting growth in Scotia Cassels managed account fees, Scotiatrust estate and trust fees and private banking fees. ScotiaMcLeod Direct Investing revenues rose 14%, driven mainly by growth in trading volumes and mutual fund trailer fees.
     Assets under administration continue to grow, rising 11% during the year, reflecting increases in our mutual fund, private client and retail brokerage businesses. Assets under management rose a strong 8%, primarily from strong mutual fund sales and performance.
Non-interest expenses
Non-interest expenses of $3,559 million rose modestly in 2007, up $90 million or 3% from last year. The increase was due mainly to the impact of the growth initiatives, including expansion of the branch network and the hiring of additional financial advisors. Also contributing to the increase were acquisitions, normal salary increases and higher volume-related expenses, consistent with higher revenues. Partially offsetting these factors were lower pension expenses and lower stock-based compensation.
Credit quality
The provision for credit losses was $295 million in 2007, an increase of $16 million compared to last year. Credit quality remained strong in the retail portfolio, with the ratio of loan losses to average loan balances increasing 2 basis points to 22 basis points. Credit quality in the commercial portfolio was also solid, with provisions remaining at very low levels.
Outlook
We expect to continue to grow assets and deposits in 2008, although retail asset growth will likely be lower, as the housing market is expected to slow, and commercial business activity may be impacted by uncertain economic conditions, in part due to the higher Canadian dollar. The margin is expected to remain under pressure.
     Growth in other revenue is expected to come from an increase in deposit accounts, higher credit card transaction volumes and other business initiatives. We also expect continued broad-based growth in wealth management revenues.
     Credit quality in the retail portfolio is expected to remain fairly stable, with provisions for credit losses increasing in line with growth in average loans. Commercial provisions are expected to rise, reflecting expectations of some softening in the credit cycle.
     Non-interest expenses will likely be higher due to spending on revenue growth initiatives.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
International Banking
2007 Accomplishments
•	We increased our customer base to more than five million customers. Key growth drivers included opening 86 new branches in Mexico, as well as expanding the use of specialized sales forces and direct marketing programs.

•	We made strategic acquisitions and investments in key markets:
—	24.99% of Thanachart Bank in Thailand, the eighth-largest bank and leading auto lender in the country, with 24% market share.

—	55% net interest in Dehring, Bunting & Golding, Jamaica’s fourth-largest security dealer and largest equity broker.

—	controlling interest in BBVA Crecer, one of the largest pension fund administrators in the Dominican Republic.

—	10% of First BanCorp in Puerto Rico, the second-largest financial holding company in the country.

—	In November 2007, finalized the purchase of a 99.5% stake in Banco del Desarrollo in Chile, giving us a market share of 6% when combined with our existing operations.
•	We were recognized for our commitment to excellence and customer satisfaction and loyalty:
—	named Bank of the Year in Costa Rica, Trinidad and Tobago and Turks and Caicos by The Banker magazine.

—	named Best Bank in Costa Rica by Global Finance magazine.
•	We continued to improve efficiency by consolidating data processing for the Caribbean countries into one site.

•	We integrated Corporacion Interfin in Costa Rica and converted the merged operations to ScotiaPro, the new regional core banking platform.

•	We opened private client centres in the Bahamas and the Cayman Islands to support our growing wealth management business.
2008 Priorities
•	Continue growing our distribution channels to reach more customers through expanding our branch network, opening private client centres and increased use of specialized sales forces, call centres and direct mail.

•	Upgrade Internet banking and cash management services through improved technology.

•	Expand further into new customer segments including consumer finance (through our new Mexican joint venture), small business and wealth management.

•	Standardize core banking systems in El Salvador and Panama.

•	Seek acquisitions in our markets to improve scale or add complementary businesses.
Business profile
International Banking operates in more than 40 countries, and includes Scotiabank’s retail and commercial banking operations outside of Canada. Through our network of 1,480 branches and offices and 2,980 ABMs, as well as telephone and Internet banking, we provide a full range of financial services to more than 5 million customers.
     International Banking is organized into the following geographic regions: Caribbean and Central America, Mexico, Latin America and Asia.
Strategy
International Banking will continue to grow through a combination of organic growth and acquisitions.
     Our organic growth strategy remains focused on enhancing sales and service delivery, expanding into complementary businesses and investing in new branches and systems to support future growth and improve operating efficiency. We are targeting new segments, including small business, young adults and consumer finance through focused marketing campaigns and innovative delivery channels. We are growing the commercial and corporate banking business by leveraging the broad range of services offered by the Scotiabank Group to deliver innovative solutions to our clients.
     Our acquisition strategy is focused on acquiring strong, growing financial services companies in high-growth markets where we have existing operations. We will also use acquisitions to enter new markets on a selective basis.
     Underpinning our strategy is a focus on leadership development and sharing best practices.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth (using normalized exchange rates);

•	customer satisfaction and loyalty;

•	new customer acquisition;

•	productivity ratio; and

•	loan loss ratio (specific provisions as a percentage of average loans and acceptances).
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Financial performance
International Banking’s net income available to common shareholders in 2007 was a record $1,232 million, a substantial increase of $178 million or 17% from last year. Excluding $71 million in gains (net of applicable taxes) on the global Visa restructuring and the $51 million VAT recovery in 2006, net income was up $158 million or 16%.
Table 18
International Banking financial performance

($ millions)	2007	2006	2005

Net interest income(1)	$2,762	$2,306	$1,969
Other income	1,227	939	793
Provision for credit losses (PCL)	(101)	(60)	(70)
Non-interest expenses	(2,279)	(1,927)	(1,712)
Income taxes/non-controlling interest(1)	(359)	(196)	(174)

Net Income	1,250	1,062	806
Preferred dividends paid	(18)	(8)	(6)

Net income available to common shareholders	$1,232	$1,054	$800

Key ratios
Return on equity (ROE)	19.5%	23.4%	21.6%
Productivity(1)	57.1%	59.4%	62.0%
Net interest margin (NIM)	4.18%	4.15%	3.95%
PCL as a percentage of loans and acceptances	0.25%	0.18%	0.25%

Selected balance sheet data (average balances)
Earning assets	66,146	55,510	49,829
Deposits	48,959	41,309	37,219
Attributed equity	6,322	4,500	3,706

(1)	Taxable equivalent basis.
     The most significant contributors to earnings growth were the Caribbean and Central America and Peru. Results in the Caribbean and Central America were bolstered by the impact of our acquisitions in Costa Rica, the Dominican Republic and Jamaica, as well as strong organic loan growth and higher credit card revenues. The contribution from Peru reflected a full year of ownership, compared to seven months last year. Mexico also had strong retail loan growth, but was impacted by the VAT recovery in 2006 and a higher tax rate, as the remaining tax loss carry forwards were fully utilized during 2007. This strong growth was achieved notwithstanding the $37 million negative impact of foreign currency translation. International Banking accounted for 31% of the Bank’s total net income, and had a return on equity of 19.5%.
Assets and liabilities
Average assets increased 19% during the year to $66 billion, despite the 4% negative impact of foreign currency translation. The increase was a result of organic growth as well as acquisitions. The organic growth was driven by a 21% increase in retail loans and 23% rise in commercial loans. Growth in credit cards and mortgages was particularly robust, up 32% and 24%, respectively, spread across the division. Organic commercial loan growth of $4 billion was primarily in Asia and the Caribbean and Central America. Growth in low-cost deposits was also strong at 11%, as balances rose in Mexico and throughout the Caribbean.
Revenues
Total revenues were $3,989 million in 2007, an increase of $744 million or 23% from last year, net of the $142 million negative impact of foreign currency translation.
     Net interest income was $2,762 million in 2007, an increase of $456 million or 20% from last year, despite a negative foreign currency translation impact of $101 million. The increase was a result of very strong organic loan growth of 22% spread across the division, as well as the impact of acquisitions in Peru and the Caribbean and Central America. Net interest margins were up from last year, driven by increases in Mexico and Asia, as well as the full-year impact of acquisitions in Peru, partially offset by a decline in the Caribbean and Central America.
     Other income increased $288 million or 31% to $1,227 million compared to last year. Excluding the gains on the global Visa restructuring, growth was still a very strong 21%, despite the $41 million negative impact of foreign currency translation. This growth resulted from our acquisitions in Peru and the Caribbean and Central America, higher investment gains in Mexico, and widespread transaction-driven growth. Partially offsetting these increases was the negative change in fair value of certain securities in 2007, resulting from widening credit spreads.
Caribbean and Central America
Total revenues were $1,628 million in 2007, an increase of $321 million or 25%, with the gains on the global Visa restructuring offsetting the negative impact of foreign currency translation.
     Net interest income was $1,186 million in 2007, an increase of $166 million or 16% from last year, with the negative impact from foreign currency translation being offset by the $59 million growth from our acquisitions. The increase was driven by organic asset growth across the region, with a 25% increase in commercial lending and a 19% increase in retail loans, primarily in credit cards (up 26%) and mortgages (up 22%). Net interest margins declined due to a change in the mix of business, partly as a result of acquisitions.
     Other income of $442 million was up $155 million from last year. This included a negative impact of foreign currency translation of $16 million, $63 million in gains from the global Visa restructuring and $49 million from acquisitions. The remaining $59 million in organic growth was primarily due to a very strong increase of 30% in credit card fees, as well as increases in personal banking fees and foreign exchange revenues.
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Chart 25
Total revenue
Chart 26
Revenue growth
Chart 27
Strong loan growth
Chart 28
Total assets

Mexico
Total revenues were $1,366 million in 2007, an increase of $160 million or 13%. This included a negative impact of foreign currency translation of $56 million, which was partly offset by $19 million in gains from the global Visa restructuring.
     Net interest income was $888 million in 2007, an increase of $85 million or 11% from last year, despite a $34 million negative impact due to foreign currency translation. This increase was driven by strong volume growth, primarily in retail loans, with a 43% rise in credit card balances and a 39% increase in mortgages. Net interest margins were higher than last year reflecting a change in the mix of assets.
     Other income rose $75 million or 19% year over year, with the impact of the gains from the global Visa restructuring offsetting the negative impact of foreign currency translation. The increase was due primarily to higher investment gains, a 27% increase in full-service and discount brokerage fees from higher client trading revenues, a 19% increase in credit card fees and an 18% increase in other personal banking fees.
Latin America, Asia and Other
Total revenues were $995 million in 2007, an increase of $264 million, due primarily to a rise of $250 million from Peru, and $9 million in Visa gains offset by a $15 million negative impact from foreign currency translation. The remaining increase was due primarily to very strong organic commercial loan growth of 48% in Asia, and higher revenues in Chile, resulting from higher margins and retail loan volumes and an improved funding mix. These were partly offset by lower other income in Asia due to the gain on the sale of a foreclosed asset in 2006, and the negative change in fair value of certain securities in 2007 from widening credit spreads.
Non-interest expenses
Non-interest expenses were $2,279 million in 2007, up 18% from last year. This increase reflected a $73 million favourable impact of foreign currency translation, $51 million impact due to the VAT recovery in 2006 and a $202 million increase from our acquisitions in Peru and the Caribbean and Central America. The remaining increase was due to higher compensation expenses, consistent with business growth and new branch openings, volume-driven increases in communications and processing costs, and higher credit card and advertising expenses. Partly offsetting these increases were lower litigation fees.
Credit quality
The provision for credit losses was $101 million in 2007, up $41 million from the low levels recorded last year. Overall the division had a credit loss ratio of 25 basis points, which is in line with levels in three of the last four years. Higher provisions in Mexico and the Caribbean were partly offset by lower provisions in Peru and Asia.
Outlook
We expect International Banking to continue to grow in 2008, notwithstanding the negative impact of foreign currency translation, and higher tax rates in Mexico due to the full utilization of tax losses carried forward in 2007.
     We anticipate continued growth in assets and deposits, with an increased focus on sales effectiveness, and ongoing expansion of the delivery network across all our markets.
     Credit quality is expected to remain relatively stable, but loan loss provisions are expected to increase due to continued growth of the retail portfolios and lower recoveries in the commercial portfolio. We will continue to pursue acquisitions in key markets.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Scotia Capital
2007 Achievements
•	For the fifth consecutive year, Scotia Capital’s corporate derivatives team was ranked #1 in Canada by an independent third-party market survey.

•	Scotia Capital was named the Best Foreign Exchange Bank in Canada for the third year in a row by Global Finance.

•	In the United States, our New York Agency office celebrated its 100th anniversary, and we opened a new branch office in Houston, Texas.

•	ScotiaMocatta was named one of Canada’s 71 Global Leaders by the Institute for Competitiveness and Prosperity, and won the Best Bullion Dealing Bank Award from the Bombay Bullion Association.
Notable transactions during the year:
•	Scotia Capital advised CanWest Global Communications Corp. on the $495 million privatization of CanWest MediaWorks Income Fund, was the lead arranger and bookrunner on $1.3 billion of bank facilities, joint bookrunner on US$400 million senior subordinated notes, and sole hedge advisor.

•	Scotia Capital acted as joint lead manager on an $850 million, 30-year Maple Bond issue by the European Investment Bank. This was the largest long-dated issue in Canada in several years, and attracted significant interest. We were also awarded a portion of the related interest rate swap.

•	Scotia Capital acted as joint lead arranger and joint bookrunner on a US$500 million senior credit facility and a US$400 million bridge loan to support U.S. Steel Corporation’s acquisition of Stelco Inc.

•	We acted as financial advisor on some of this year’s key merger and acquisition deals, including transactions for Kinross Gold Corporation, Statoil ASA, Empire Company and Royal Dutch Shell.
2008 Priorities
•	Continue to leverage our NAFTA capabilities, a significant competitive advantage.

•	Increase market share with alternative asset managers.

•	Expand client coverage globally in selected industries.

•	Increase presence in infrastructure finance.

•	Work more closely with International Banking to provide wholesale products to clients outside our core geographic markets.

•	Increase market share in M&A and equity underwriting.
Business profile
Scotia Capital is the wholesale banking arm of the Scotiabank Group. We offer a wide variety of products, providing full-service coverage across the NAFTA region, and serving selected niche markets globally. We offer financial products and services to corporate, government and institutional investor clients.
     Scotia Capital is organized into two main businesses. Global Capital Markets provides capital markets products and services such as fixed income, derivatives, prime brokerage, structured products, securitization, foreign exchange, equity sales, trading and research and, through ScotiaMocatta, precious metals. Global Corporate and Investment Banking provides corporate lending, equity underwriting and mergers & acquisitions advisory services.
Strategy
Our strategy remains focused on growing our revenue and earning a good return on capital by building strong client relationships, while prudently managing risk. Revenue growth is expected to come from establishing new client relationships; levering global capabilities in selected industries, such as energy and mining; focusing on institutional investor clients, particularly alternative asset managers; and marketing our NAFTA capabilities to corporate and institutional clients with interests across the NAFTA geographies.
Key performance drivers
Management uses a number of key metrics to monitor business performance:
•	revenue growth;

•	client profitability (return on economic equity);

•	improvement of cross sell;

•	loan loss ratio (specific provisions as percentage of average loans and acceptances);

•	productivity ratio; and

•	value at risk.

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Financial performance
Scotia Capital contributed record net income available to common shareholders of $1,114 million in 2007, a 6% increase over last year, notwithstanding challenging market conditions in the fourth quarter. Scotia Capital delivered 3% revenue growth, as strong core trading and investment banking results more than offset losses of $135 million on structured credit instruments in the fourth quarter (including $20 million related to ABCP). The division also benefited from the recognition of a $43 million gain on the sale of its bond index business, which was completed in the fourth quarter. In addition, Scotia Capital experienced higher net loan loss and interest recoveries than the prior year. Return on equity was strong at 29%, slightly lower than last year’s record performance. Scotia Capital contributed 28% of the Bank’s total net income.
Table 19
Scotia Capital financial performance

($ millions)	2007	2006	2005

Net interest income(1)	$1,160	$951	$849
Other income	1,290	1,437	1,320
Recovery of (provision for) credit losses (PCL)	101	63	71
Non-interest expenses	(1,013)	(955)	(929)
Income taxes(1)	(413)	(443)	(390)

Net income	1,125	1,053	921
Preferred dividends paid	(11)	(6)	(6)

Net income available to common shareholders	$1,114	$1,047	$915

Key ratios
Return on equity (ROE)	29.0%	31.3%	28.4%
Productivity(1)	41.3%	40.0%	42.8%
Net interest margin (NIM)	0.76%	0.73%	0.76%
PCL as a percentage of loans and acceptances(2)	(0.16)%	(0.25)%	(0.31)%

Selected balance sheet data (average balances)

Total assets	152,285	129,825	112,209
Earning assets	138,793	116,598	98,908
Loans and acceptances	63,691	51,723	49,382
Securities	69,557	61,655	47,827
Attributed equity	3,841	3,349	3,223

(1)	Taxable equivalent basis.

(2)	Corporate Banking only.
Assets and liabilities
Total average assets increased 17% to $152 billion compared to last year. There was an increase of $14 billion in trading securities and loans to support both client-driven activity and trading opportunities. Average corporate loans and acceptances rose $5.5 billion, or 22%, to $30.6 billion. Canada achieved solid growth of $2.2 billion, accompanied by strong loan growth in the United States of $2.7 billion, despite the impact of the strengthening Canadian dollar.
Revenues
Total revenues increased to $2,450 million, up 3% compared to the prior year, despite fourth quarter derivatives trading losses on structured credit instruments. Growth was achieved in both Global Capital Markets and Global Corporate and Investment Banking.
Chart 29
Total revenue
     Net interest income increased 22% to $1,160 million, due primarily to a rise in interest from trading operations and higher interest recoveries on impaired loans. Other income declined 10% to $1,290 million reflecting a decline in trading revenues, the result of the fourth quarter losses mentioned above, as well as lower credit-related fees and securities gains.
Global Corporate and Investment Banking
Total revenues increased 3% to $1,192 million compared to last year. Advisory and new issue fee revenues rose 8%, and revenue growth was also achieved in our lending businesses.
     Net interest income was up 12% compared to 2006, due primarily to higher interest recoveries from impaired loans. As well, an increase in asset volumes in all lending markets contributed to higher net interest income, although these volume gains were largely mitigated by lower portfolio spreads, in part reflecting a transition to higher-quality assets. Loan origination fees also declined.
     Other income decreased 4% compared to the prior year, reflecting lower gains from the sale of securities and a decrease in credit fees in the United States, partly offset by volume-driven growth in acceptance fees in Canada. Good growth was achieved in M&A and advisory fees, in addition to a modest increase in new issue revenues.

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Chart 30
Corporate and investment banking revenue
Chart 31
Capital markets revenue
Chart 32
Good asset growth

Global Capital Markets
Total revenues increased 2% to $1,258 million compared to last year. Higher revenues from derivatives, fixed income, precious metals and foreign exchange operations were partly offset by lower equity trading results.
     Interest income from trading operations increased 34%, due mainly to higher tax-exempt dividend income.
     Other income declined 15%, despite growth in our foreign exchange and precious metals businesses and the gain on sale of the bond index business, due primarily to the losses on structured credit instruments.
Non-interest expenses
Non-interest expenses were $1,013 million in 2007, a 6% increase from last year, due largely to increased performance-related compensation, in line with improved results, as well as higher salary costs, which included signing bonuses to expand specialist expertise. Technology costs also rose to support business growth. These increases were partly offset by lower pension and benefit costs.
Credit quality
Scotia Capital reported net loan loss recoveries of $101 million in 2007, compared to $63 million in 2006. Significantly higher net recoveries were realized in the United States this year, while recoveries declined in Europe and Canada.
Outlook
Capital markets-related activities, including trading and equity and debt issuance, are expected to be impacted by continuing market uncertainty, though market volatility will also present trading opportunities. In corporate lending, we see opportunities for further core client and asset growth, as well as a widening of net interest margins. We expect to experience modest levels of loan losses in 2008, compared to the high level of interest and loan loss recoveries in 2007.

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Other
The Other category includes Group Treasury and other corporate items, which are not allocated to a business line.
Financial performance
Net income available to common shareholders was $98 million in 2007, compared to $169 million in 2006.
Table 20
Other financial performance

($ millions)	2007	2006	2005

Net interest income(1)	$(679)	$(531)	$(523)
Other income	627	489	597
Provision for credit losses	25	60	43
Non-interest expenses	(143)	(92)	(106)
Income taxes(1)	276	250	212

Net income	106	176	223
Preferred dividends paid	(8)	(7)	(7)

Net income available to common shareholders	$98	$169	$216

(1)	Taxable equivalent basis.
Revenues
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $531 million in 2007, compared to $440 million last year reflecting higher dividend income.
     Net interest income was negative $679 million in 2007, compared to negative $531 million in 2006. This was due primarily to the impact of eliminating a higher tax-exempt gross up, unfavourable changes in the fair value of non-trading derivatives used for hedging purposes, and lower dividend income from investment securities.
     Other income grew $138 million to $627 million in 2007. Equity gains were higher than last year, partially offset by a writedown of structured credit instruments of $56 million.
Non-interest expenses
Non-interest expenses increased $51 million from last year to $143 million, mainly due to higher litigation and compensation expenses.
Credit quality
The provision for credit losses included a $25 million reduction in the general allowance in 2007, compared to a $60 million reduction in 2006.
Income taxes
The provision for income taxes includes the elimination of the gross-up of tax-exempt income, which was $91 million higher than last year.
Outlook
In light of the current market conditions, gains on the sale of non-trading securities are expected to decline in 2008 from the substantial levels generated in 2007.
2007 SCOTIABANK ANNUAL REPORT     55

RISK MANAGEMENT
risk management
Risk management overview
Risk, to varying degrees, is present in all business activities of a financial services organization, so effective risk management is fundamental to the success of the Bank. The primary goals of risk management are to ensure that the outcomes of risk-taking activities are predictable and consistent with the Bank’s objectives and risk tolerance, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns.
     The Bank has a comprehensive risk management framework to monitor, evaluate and manage the principal risks assumed in conducting its activities. These risk exposures include:
     1. Credit
     2. Market
     3. Liquidity
     4. Operational
     5. Reputational
     6. Environmental
     The Bank’s Global Risk Management group is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. The framework is integrated with the Bank’s strategy and business planning processes. The effectiveness of this framework is enhanced by strong risk governance, which includes active participation of the Board of Directors, senior executive and business line management in the risk management process. The framework has four main components:

     Each of these components is continually reviewed and updated to ensure that they are consistent with risk-taking activities, and that they remain relevant to the business and financial strategies of the Bank.
     This risk management framework is also applied to significant subsidiaries of the Bank. These subsidiaries have risk management programs in place that conform in all material respects to the Bank’s risk management framework, although the actual execution of their risk management programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank will assess existing risk management programs and, if necessary, develop an action plan to make improvements in a timely fashion.
Scotiabank’s risk management framework
Policies & limits
Policies define the Bank’s overall risk appetite, and are developed based on the requirements of regulatory authorities and input from the Board of Directors and senior executive management. Policies also provide guidance to the businesses and risk management units by setting the boundaries on the types of risks the Bank is prepared to assume.
     Limits are set for two purposes. First, limits control risk-taking activities within the tolerances established by the Board of Directors and senior executive management. Second, limits establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.
Guidelines
Guidelines are the directives provided to implement policies as set out above. Generally, these describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. These may change from time to time, due to market or other circumstances. Risk taking outside of these guidelines is usually approved by the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee or Risk Policy Committee.
Processes & standards
Processes are the activities associated with identifying, evaluating, documenting, reporting and controlling risk. Standards define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation.
Measurement, monitoring and reporting
Measurement tools quantify risk across products and businesses and are used, among other things, to determine risk exposure. Global Risk Management is responsible for developing and maintaining an appropriate suite of such tools to support the operations of the various business lines.
     Reporting tools are also required to aggregate measures of risk across products and businesses for the purposes of ensuring compliance with policies, limits and guidelines and providing a mechanism for communicating the amounts, types and sensitivities of the various risks in the portfolio. This information is used by the Board and senior executive management to understand the Bank’s risk profile and the performance of the portfolio. A comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals is presented quarterly to the Executive and Risk Committee of the Board of Directors.
     Internal Audit independently monitors the effectiveness of risk management policies, procedures and internal controls through periodic testing of the design and operation of the processes related to the identification, measurement, management, monitoring and reporting of risks.
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The Bank implements its risk management framework using a committee structure as outlined below:
Risk governance
Risks are managed within policies and limits approved by the Board of Directors and in accordance with the governance structure outlined below:
Board of Directors and/or Board Committees:
Reviews and approves risk management strategies, policies, standards and key limits.
Senior Management Committees:
Risk Policy Committee: reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.
Senior Credit Committees: adjudicate corporate and commercial credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international, corporate and investment banking counterparties. In addition, there are separate senior committees that authorize major credit policy changes for retail and small business credits.
Market Risk Management and Policy Committee: oversees and establishes standards for market and liquidity risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.
Reputational Risk Committee: upon referral from business lines or risk committees, reviews business activities, initiatives, products or transactions, and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.
Liability Committee: provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, and trading and investment portfolio decisions.
Strategic Transaction Investment Committee: reviews and approves all potential acquisitions, investments and strategic initiatives that require a major allocation of the Bank’s capital.
Systems Planning and Policy Committee: reviews and approves significant business initiatives involving system and computing facilities in excess of designated executive approval limits.
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Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk is created in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank. The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and credit risk management strategies are important elements used to create this culture.

The Board of Directors, either directly or through the Executive and Risk Committee, reviews and approves the Bank’s credit risk strategy and credit risk policy on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that for the Bank, including the individual business lines:
•	target markets and product offerings are well defined,

•	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified, and

•	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.
     Credit risk management policies are developed by Global Risk Management and detail, among other things, the credit rating systems and associated parameter estimates as well as the delegation of authority for granting credit, calculating the allowance for credit losses and authorizing writeoffs. They form an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure.
Corporate and Commercial
Portfolio management objectives and risk diversification are key factors in setting policies and limits. Credit risk limits covering specified industries, countries, and single name/aggregation exposures are reviewed and approved either by the Executive and Risk Committee or the Board of Directors annually, and applied through the credit origination process.
     Consistent with the Board-approved limits, corporate and commercial credit exposures are segmented into major industry groups. The risks in these industry groups are managed through limits, and lending criteria and guidelines relevant to each particular industry. Borrower limits are set within the context of established guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.
     If, in the judgment of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special account group for monitoring and resolution. Global Risk Management has a specialized credit group for all adjudication decisions referred from these special account groups.
     The decision-making process for corporate and commercial credit exposures is intended to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. All significant credit requests are processed through the credit adjudication units of Global Risk Management for analysis and recommendation. Within the risk management framework, these credit units have defined authority levels appropriate to the size and risk of each transaction. Where the decision is beyond these authority levels, the credit unit will make a recommendation and refer the request to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain transactions to the Risk Policy Committee. In certain cases, these must be referred to the Executive and Risk Committee of the Board of Directors.
     The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; geopolitical risk; and the borrower’s management.
     Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems. A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure and term that affect the amount of potential loss in the event of a default of the facility.
     In making credit adjudication decisions, various internal and external modeling techniques are used to supplement the risk analysis of individual borrowers and credit portfolios. In addition, a risk-adjusted return on equity profitability model is used to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate and domestic commercial portfolios, the Loan Portfolio Management Group independently reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.
     Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers.
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     Banking units and Global Risk Management review the various segments of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio, and to determine whether corrective action needs to be taken. These reviews include the examination of the risk factors for particular industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, the Executive and Risk Committee of the Board of Directors. The Risk Policy Committee makes recommendations to the Board of Directors or the Executive and Risk Committee regarding amendments to credit policies, including limit adjustments for various industries and countries.
Consumer
The decision-making process for consumer loans, which includes small business loans, is intended to ensure that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive credit scoring models. Individual credit requests are processed by proprietary adjudication software.
     The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is customer focused, rather than product focused. We believe that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. Our adjudication software calculates the maximum debt for which a customer qualifies. This allows customers to choose the products that satisfy all of their credit needs. International Banking is migrating to a similar approach to underwriting and risk modeling.
     Credit scoring and policy changes proposed by the business lines are evaluated by Global Risk Management and subject to ongoing validation and review. The review process includes referral to the appropriate Senior Credit Committee for approval, where required.
     Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.
Risk rating systems
The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. These parameters are used in various internal and regulatory credit risk quantification calculations. For non-retail exposures, parameters are associated with each borrower and its transactions through the assignment of borrower and transaction ratings. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. The credit risk rating systems meet the objectives of transparency and replicability in order to provide consistency in terms of credit adjudication, minimum lending standards by risk ratings and reporting of credit risk.
     The Bank periodically reassesses its risk rating methodologies and makes enhancements when necessary. A description of the risk rating systems used in various portfolios is given below.
Corporate and commercial portfolios
The Bank uses a dual risk rating system that separately assesses the risk of borrowers and their associated credit facilities. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements.
Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly reevaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.
The internal risk ratings are key inputs that affect loan pricing, computation of the general allowance for credit losses, and return on economic capital. The internal risk ratings also determine the management level at which the facilities can be authorized or amended. Lower-rated credits require increasingly more senior management involvement, or Risk Policy Committee approval, depending on the aggregate exposure. The internal risk ratings are also key variables that are considered as part of the Bank’s syndication process, as guidelines for hold levels are tied to different risk ratings.
Consumer portfolios
The Bank’s risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history or internal credit score. The Bank’s automated risk rating systems assess the ongoing creditworthiness of individual customers on a monthly basis. This process provides for meaningful differentiation of risk, which allows for accurate, timely and consistent estimation of loss, as well as early identification and management of problem loans.
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Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. A description of each market risk category is provided below:

Interest rate risk
is the risk of loss due to: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; and mortgage prepayment rates.
Credit spread risk
is the risk of loss due to changes in the market price of credit, or the creditworthiness of a particular issuer.
Foreign currency risk
is the risk of loss due to changes in spot and forward prices, and the volatility of currency exchange rates.
Equity risk
is the risk of loss due to changes in the prices, and the volatility, of individual equity instruments and equity indices.
Commodity price risk
is the risk of loss due primarily to changes in, and volatility of, spot and forward prices of precious and base metals.

Funding	Interest rate risk
Foreign currency risk

Investments	Interest rate risk
Foreign currency risk
Equities risk
Credit spread risk

Trading	Interest rate risk
Foreign currency risk
Equities risk
Commodities risk
Credit spread risk
Risk measurement summary
Value at risk
Value at risk (VAR) is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. VAR is calculated daily using a 99% confidence level, a one-day holding period and historical simulations based on 300 days of market data. This means that, about once in every 100 days, the trading positions may lose more than the VAR estimate. Changes in VAR between reporting periods are generally due to changes in levels of exposure, volatilities and/or correlations among asset classes. VAR is also used to evaluate risks arising in certain funding and investment portfolios.
Stress testing
VAR measures potential losses in normally active markets. An inherent limitation of VAR is that it gives no information about how much losses could exceed their expected levels. Accordingly, stress testing examines the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 250 stress tests on a monthly basis. The Bank also evaluates risk in its investment portfolios on a monthly basis, using stress tests based on specific market events.
Sensitivity analysis and simulation modeling
Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. It is applied globally to each of the major currencies within the Bank’s operations. Simulation models enable the Bank to assess interest rate risk under a variety of scenarios over time. The models incorporate assumptions about growth, planned business mix, changes in interest rates, shape of the yield curve, embedded product options, maturities and other factors. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers.
Gap analysis
Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods on the basis of expected re-pricing dates.
     The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies, and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.
     Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at risk, stress testing, sensitivity analysis and simulation modeling, and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary. Models are independently validated prior to implementation and are subject to formal periodic review.
     To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or by the back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.
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Funding and investment activities
Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The LCO meets weekly to review risks and opportunities, and evaluate performance.
Interest rate risk
The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits. Gap analysis, simulation modeling, sensitivity analysis and VAR are used to assess exposures and for planning purposes.
Chart 33
Interest rate gap
Table 21
Interest rate gap

				Non-
Interest rate sensitivity	Within	3 to	Over	interest
position(1)	3	12	1	rate
As at October 31, 2007 ($ billions)	months	months	year	sensitive	Total

Canadian dollars
Assets	$108.8	$22.2	$74.8	$46.8	$252.6
Liabilities	91.9	33.1	70.5	57.1	252.6

Gap	16.9	(10.9)	4.3	(10.3)
Cumulative gap	16.9	6.0	10.3	—

Foreign currencies
Assets	91.5	11.1	22.9	33.4	158.9
Liabilities	99.0	7.0	4.7	48.2	158.9

Gap	(7.5)	4.1	18.2	(14.8)
Cumulative gap	(7.5)	(3.4)	14.8	—

Total
Gap	$9.4	$(6.8)	$22.5	$(25.1)
Cumulative gap	9.4	2.6	25.1	—

As at October 31, 2006:
Gap	$(0.7)	$(4.4)	$27.6	$(22.5)
Cumulative gap	(0.7)	(5.1)	22.5	—

(1)	The above figures reflect the inclusion of off-balance sheet instructions, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.
Table 21 shows the breakdown of the Canadian dollar and foreign currency interest rate gaps as at October 31, 2007, and chart 33 illustrates trends in one-year interest rate gaps. As at October 31, 2006, the Bank had a moderate one-year liability gap in Canadian dollars. During fiscal 2007, this liability gap was changed to an asset gap in anticipation of higher interest rates. The Canadian dollar margin declined in 2007 because of continuing customer preference for longer term fixed rate mortgages, and the funding of retail asset growth, in part, through wholesale deposits.
The Bank maintained a one-year liability gap in foreign currencies throughout fiscal 2007. These exposures trended higher throughout the year. Overall, foreign currency margins increased slightly in 2007.
Based on the Bank’s interest rate positions at year end 2007, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase net income after tax by approximately $79 million over the next 12 months. During fiscal 2007, this measure has ranged between $55 million and $100 million. This same increase would reduce the after-tax present value of the Bank’s net assets by approximately $550 million. During fiscal 2007, this measure has ranged between $550 million and $701 million.
Foreign currency risk
Foreign currency risk in the Bank’s funding and investment activities arises primarily from the Bank’s net investments in self-sustaining foreign operations and from its net corporate foreign currency positions. These corporate foreign currency positions generally consist of foreign currency profits earned in its domestic and foreign branches.
The Bank’s exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives. In accordance with GAAP, foreign currency translation gains and losses from net investments in self-sustaining foreign operations net of related hedging activities are recorded in accumulated other comprehensive income within shareholders’ equity. While gains or losses on these net investments may increase or decrease the Bank’s capital, depending on the relative strength of the Canadian dollar against other currencies, the Bank’s regulatory capital ratios are not materially affected, since the risk-weighted assets of the foreign operations normally rise or fall in about the same proportion as the change in capital.
     The Bank is subject to foreign currency translation risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars and Mexican pesos, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Some of these economic hedges may not qualify as hedges under current accounting rules, so there is a potential for a
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mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with GAAP, foreign currency translation gains and losses from corporate positions are recorded directly in earnings.
     The translation effect of the strengthening of the Canadian dollar on the Bank’s earnings is summarized on page 29. In the absence of hedging activity, a one per cent increase (decrease) in the Canadian dollar against all the currencies in which we operate, decreases (increases) our earnings by approximately $34 million before tax. A similar change in the Canadian dollar would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $120 million.
Investment portfolio risks
The Bank holds investment portfolios for liquidity, longer-term capital appreciation or attractive after-tax yields. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.
     As at October 31, 2007, the market value of the Bank’s investment portfolios exceeded book value by $977 million (after related derivative and other hedge amounts), compared to a surplus of $1,001 million at the end of fiscal 2006. For further details, see Table 45 on page 82.
Trading activities
Scotiabank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
     Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and aggregate VAR and stress testing limits. The quality of the Bank’s VAR is validated by regular back testing analysis, in which the VAR is compared to theoretical and actual profit and loss results. The Board reviews VAR and stress testing results quarterly.
     Trading portfolios are marked to market in accordance with the Bank’s valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or Global Risk Management units on a regular basis. These units also provide profit and loss reporting, as well as VAR and limit compliance reporting to business unit management and executive management for evaluation and action where appropriate.
     In fiscal 2007, the one-day VAR for trading activities averaged $12.4 million, compared to $8.9 million in 2006. The increase was due primarily to increased interest rate risk with modest increases in exposures in all other risk factors. Table 22 shows VAR by risk factor.
Table 22
One-day VAR by risk factor ($ millions)

	2007				2006
	Year				Year
	end	Avg	High	Low	end	Avg	High	Low

Interest rate	18.6	8.2	18.6	5.7	9.5	6.2	10.3	2.5

Equities	4.4	5.9	14.7	2.6	2.8	5.8	9.0	2.6

Foreign exchange	2.7	1.9	5.6	0.4	0.6	1.4	3.8	0.5

Commodities	2.0	1.3	2.2	0.4	0.5	0.9	2.6	0.3

Diversification effect	(6.9)	(4.9)	N/A	N/A	(4.8)	(5.4)	N/A	N/A

All-Bank VAR	20.8	12.4	22.0	7.6	8.6	8.9	13.3	5.6

     As noted on page 42, a Bank-sponsored conduit with $1 billion of highly-rated structured credit assets was consolidated at the end of the year and the risk was aggregated with the Bank’s trading portfolios. This increased the all-Bank VAR and the interest rate VAR by $8 million and $10 million, respectively; the all-Bank VAR was subsequently reduced to levels approximating the Q4 2007 average.
Chart 34
Trading revenues(1)
     Chart 34 shows the distribution of daily trading revenue for fiscal 2007. Trading revenue averaged $3.8 million per day, compared to $4.0 million for 2006. Revenue was positive on more than 92% of trading days during the year, compared to 90% in 2006. The largest single-day loss of $16.8 million occurred on August 7, 2007, due to significant movements in the credit and equity markets. This loss also exceeded the one-day VAR estimate as shown in chart 35, although a small number of such losses is consistent with the 99% confidence level used in the VAR.
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Chart 35
Daily trading revenue vs. value at risk(1)
Derivative instruments and structured transactions
Derivatives
The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.
     Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above under Trading activities. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.
     To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Note 25 to the consolidated financial statements on page 132 summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type. More than half of the notional value of the Bank’s derivative instruments mature within one year, while 86% mature within five years. Investment grade counterparties account for 87% of the credit risk amount arising from the Bank’s derivative transactions, compared to 85% in 2006.
     The Bank’s use of credit derivatives increased year over year, as notional principal amounts rose by $45.8 billion to $80.6 billion. The growth was in the Bank’s trading businesses, where the activity includes trading with customers, structured transactions and modest proprietary trading. The Bank also uses credit derivatives in its investment and loan portfolios. Credit protection is sold as an alternative to bond or loan assets, while credit protection is bought to manage credit exposures. As at October 31, 2007, the notional value of credit default swaps sold in the investment and credit portfolios was $0.13 billion, and the notional value bought was $1.09 billion.
Structured transactions
Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign off by trading management, Global Risk Management, and the Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.
     The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.
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Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential in order to maintain the confidence of depositors and counter-parties, and to enable our core businesses to continue to generate revenue, even under adverse circumstances. This risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.
     The key elements of our liquidity risk framework are:
•	Measurement and modeling — the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons and a minimum level of core liquidity.

•	Funding diversification — the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.

•	Core liquidity — the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to company-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

•	Stress testing — the Bank performs liquidity stress testing on a quarterly basis, or on a more frequent basis as required, to evaluate the effect of both industry and Bank-specific disruptions on the Bank’s liquidity position. These tests consider the effect of changes in funding assumptions, depositor behaviour, the market value of core liquidity, and market variables, including interest rates, foreign currency rates, and equity and commodity prices. The stress test results are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•	Contingency planning — the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to a liquidity crisis. The plan outlines the crisis management team’s mandate, the internal and external parties to be contacted to ensure effective distribution of information, and the actions that need to be considered at various stages of an event.
     In the latter part of the year, global funding markets were under pressure, resulting in increased funding costs for financial borrowers and their commercial paper conduits. Like other conduits, the Bank’s commercial paper conduits did encounter some difficulties, but have generally been able to fund themselves through this period. The Bank itself did not have any significant funding concerns.
Liquidity profile
The Bank maintains large holdings of liquid assets to support its operations, as shown in Table 23. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2007, liquid assets were $103 billion (2006 — $98 billion), equal to 25% (2006 — 26%) of total assets. These assets consist of securities, 71% (2006 — 76%), and cash and deposits with banks, 29% (2006 — 24%).
Table 23
Liquidity

As at October 31 ($ millions)	2007	2006	2005	2004	2003

Canadian dollar liquid assets
Cash and deposits with Bank of Canada	$502	$469	$481	$356	$647
Deposits with other banks	4,152	2,445	1,770	1,255	1,382
Securities	53,429	53,762	39,361	32,211	34,234

	58,083	56,676	41,612	33,822	36,263

Foreign currency liquid assets
Cash and deposits with Bank of Canada	4,503	3,839	3,142	2,624	2,388
Deposits with other banks	20,039	16,623	15,112	12,920	16,163
Securities	19,809	20,824	22,180	19,344	20,254
Call and short loans	874	5	—	—	—

	45,225	41,291	40,434	34,888	38,805

Total liquid assets
Cash and deposits with Bank of Canada	5,005	4,308	3,623	2,980	3,035
Deposits with other banks	24,191	19,068	16,882	14,175	17,545
Securities	73,238	74,586	61,541	51,555	54,488
Call and short loans	874	5	—	—	—

	$103,308	$97,967	$82,046	$68,710	$75,068

Liquid assets as a % of total assets	25.1%	25.8%	26.1%	24.6%	26.3%
     In the course of the Bank’s day-today activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction.
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Securities may also be sold under repurchase agreements. As at October 31, 2007, total assets pledged or sold under repurchase agreements were $68 billion (2006 — $66 billion). The year-over-year increase was due to an increase in assets pledged with respect to securities borrowed and securities lent, and an increase in pledging with respect of over-the-counter derivatives, offset by a decrease in securities sold under repurchase agreements.
Funding
The Bank ensures that its funding sources are well diversified. Funding source concentrations are regularly monitored and analyzed by type and by industry. The principal sources of funding are capital, core deposits from retail and commercial clients through our domestic and international branch network, and wholesale funding. The Bank also securitizes mortgages through the Canada Mortgage Bonds program as an alternative source of funding, and for liquidity and asset/liability management purposes. To ensure that the Bank does not place undue reliance on a single entity as a funding source, the Bank maintains a limit on the amount of deposits it will accept from any one entity. Core funds, represented by capital and core deposits of the Bank’s retail and commercial clients, were $192 billion as at October 31, 2007, versus $178 billion last year (see chart 36). This increase was attributable primarily to higher balances of demand and notice deposits and personal term deposits. As at October 31, 2007, the Bank’s core funds represented 47% of total funding, unchanged from last year.
Chart 36
Core funds
Contractual obligations
Table 24 provides aggregated information about the Bank’s contractual obligations as at October 31, 2007, which affect the Bank’s liquidity and capital resource needs. The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. The table excludes deposit liabilities (except term funding), other short-term financing arrangements, lending commitments and pension and other retirement benefit obligations, which are discussed in Notes 10, 23, 22 and 18, respectively, of the 2007 consolidated financial statements.
Table 24
Contractual obligations

	Under	1-3	4-5	Over
($ millions)	1 year	years	years	5 years	Total

Term funding
Wholesale deposit notes	7,312	6,821	3,389	4,038	21,560
Euro MTN	2,708	11,373	2,705	582	17,368
Subordinated	243	—	—	1,467	1,710
debentures Other long-term liabilities	86	359	290	434	1,169

Subtotal	10,349	18,553	6,384	6,521	41,807
Operating leases	169	266	169	191	795
Outsourcing obligations	211	412	408	416	1,447

Total	10,729	19,231	6,961	7,128	44,049
     The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access the global financial markets and extend its maturity profile, as appropriate. In 2007, the Bank issued approximately $15.7 billion of term funding in the domestic, euro, Yankee and other markets. Wholesale deposit notes include a $1 billion term deposit issued to Scotiabank Subordinated Notes Trust, a closed-end trust established under the laws of the Province of Ontario, which in turn issued $1 billion of Trust Subordinated Notes that are fully and unconditionally guaranteed by the Bank. The outstanding balance of the Bank’s subordinated debentures decreased in 2007, as the redemption of an existing issue was not replaced.
     Other long-term liabilities include transactions where the Bank is the paying agent on customer lease transactions, and term financing bonds in the Bank’s foreign subsidiaries.
     The Bank leases a large number of its branches, offices and other locations. The vast majority of these leases are for a term of five years, with an option to renew. The total cost of these leases, net of rental income from subleases, was $197 million in 2007.
     The Bank has entered into two major outsourcing contracts. The largest is a seven-year contract with IBM Canada, signed in 2001, to manage the Bank’s domestic computer operations, including data centres, branches, automated banking machines and desktop computing environment. This contract was expanded in 2005 to include the computer operations for the Caribbean and Central America, and Mexico. The contract for the Canadian operations was recently renewed and has been extended until 2013. The second is a three-year contract, with two optional five-year renewals, signed in 2003 with Symcor Inc. to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The first of the five-year renewal options has been exercised. These outsourcing contracts are cancellable with notice.
Capital commitments
Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.
     Total capital expenditures were $274 million in 2007, up 20% from $229 million in 2006. The increase was primarily in real estate, which rose $37 million or 24%, due to the ongoing growth of our retail branch network in Canada and internationally, especially in Mexico. Technology-related spending increased $8 million or 11%.
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RISK MANAGEMENT
Operational risk
Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. Operational risk, in some form, exists in each of the Bank’s business and support activities, and can result in financial loss, regulatory sanctions and damage to the Bank’s reputation.

The Bank has developed policies, standards and assessment methodologies to ensure that operational risk is appropriately identified, managed and controlled. The governing principles and fundamental components of the Bank’s operational risk management approach include:
•	Accountability in the individual business lines for management and control of the significant operational risks to which they are exposed.
•	A robust internal control environment.
•	An effective organization structure through which operational risk is managed, including:
—	A Board of Directors responsible for sound corporate governance.

—	Executive management who have clearly defined areas of responsibility.

—	A central operational risk management unit responsible for developing methods to identify, assess and monitor operational risks.

—	Independent specialist units responsible for developing methods to control/mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks.

—	Separation of duties between key functions.

—	An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for determining whether appropriate controls are in place to ensure that overall risk is at an acceptable level.
•	A variety of risk management programs, including a program designed to promote compliance with relevant laws and regulatory requirements. Compliance risk is managed through an established network and a process that includes: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; and monitoring and resolving issues.

•	An operational risk management framework, consisting of processes and controls to identify, assess, monitor and manage operational risk.
The following are key components of the Bank’s operational risk management framework:
•	The Bank’s risk control self-assessment program, which is managed by Global Risk Management’s central operational risk management unit, entails formal reviews of significant operations to identify and assess operational risks. This program provides a basis for management to ensure that appropriate and effective controls and processes are in place on an ongoing basis to mitigate operational risk and, if not, that appropriate corrective action is being taken. Where appropriate, business line management develops action plans to mitigate identified risks. Results of these reviews are summarized and reported to executive management and the Board of Directors.

•	The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk management unit, captures key information on operational losses. The scope of operational loss event data captured within the centralized database continues to be enhanced. This data is analyzed, benchmarked against external data, and reported to executive management.

•	The Bank’s business continuity management policies, which require that all business units develop business continuity capabilities for their respective functions. The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and tracks, monitors and ensures compliance with these policies.

•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.
Reputational risk
Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct or business practices, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.
     Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational Risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. The activities of the Legal Department, Corporate Secretary, Public, Corporate & Government Affairs and Compliance departments, and the Bank’s Reputational Risk Committee, are particularly oriented to the management of reputational risk.
     In providing credit or advice to customers, the Bank considers whether the transaction or relationship might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as a policy and
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procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and products.
     The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include: the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.
     The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.
Environmental risk
Environmental risk refers to the possibility that environmental concerns involving the Scotiabank Group or its customers could affect the Bank’s financial performance.

To safeguard the Bank and the interests of its stakeholders, Scotiabank has a Board-approved environmental policy. The policy guides our day-to-day operations, lending practices, supplier agreements and the management of our real estate holdings. It is supplemented by specific policies and practices relating to individual business lines.
     Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 56.
     In 2006, the Bank’s environmental risk practices in the area of project finance were further enhanced with the adoption of the revised Equator Principles. These are environmental and social guidelines for project finance transactions with a capital cost of US$10 million or higher, based on the policies of the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour. The revised principles have been integrated into the Bank’s internal policies and procedures.
     Environmental concerns also play a prominent role in shaping our real estate practices. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings.
     In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. In order to further reduce the Bank’s environmental footprint, we are in the process of developing and implementing more definitive management processes on energy and paper use. With respect to energy use, greenhouse gas emissions (GHG) will be reported for the first time in 2007. With respect to paper use, a paperless banking campaign launched in 2007 led to significant numbers of customers switching to paperless banking options.
     To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address the issues of climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to our customers and communities where we operate. We have an ongoing process of reviewing our policies in these areas. Scotiabank is also a signatory, participant and sponsor of the Carbon Disclosure Project in Canada, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management.
     For more information on Scotiabank’s environmental policies and practices, please refer to our annual Public Accountability Statement/Corporate Social Responsibility Report, which is also available online at www.scotiabank.com, and Scotiabank’s response to the Carbon Disclosure Project at www.cdproject.net.
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CONTROLS AND ACCOUNTING POLICIES
Controls and accounting policies
Controls and procedures
Management’s responsibility for financial information contained in this annual report is described on page 94. In addition, the Bank’s Audit and Conduct Review Committee of the Board of Directors has reviewed this annual report, and the Board of Directors has reviewed and approved this annual report prior to its release. Scotiabank is committed to providing timely, accurate and balanced disclosure of all material information and to providing fair and equal access to such information. The Bank’s disclosure policies and practices are published on its website.
     Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed with, or submitted, to securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified by these regulators. This information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.
     Internal control over financial reporting is a process designed by, or under the supervision of, senior management, and effected by the Board of Directors, management and other personnel. This process provides reasonable assurance regarding the reliability of financial reporting and preparation of the Bank’s consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP), including a reconciliation to United States GAAP. These controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the annual or interim financial statements.
     The management of the Bank is responsible for establishing and maintaining disclosure controls and procedures, and has designed these disclosure controls and procedures, to ensure that the required objectives described above have been met.
     As of October 31, 2007, the Bank’s management evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of, and with the participation of, the CEO and the CFO. In addition, the Bank’s management has assessed whether during the 2007 fiscal year, there have been any changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
     The Bank continually reviews and enhances its systems of controls and procedures. However, because of the inherent limitations in all control systems, the Bank’s management acknowledges that its disclosure controls and procedures will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.
     Based on the evaluation of disclosure controls and procedures, and assessment of changes in internal control over financial reporting, the CEO and CFO have concluded that, subject to the inherent limitations noted above:
•	the Bank’s disclosure controls and procedures are effective; and

•	during the 2007 fiscal year, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Critical accounting estimates
The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 1 on pages 101 to 106 summarizes the significant accounting policies used in preparing the Bank’s consolidated financial statements. Certain of these policies require management to make estimates and subjective judgments that are difficult, complex, and often related to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the judgments and estimates could have a material impact on the Bank’s financial statements. These estimates are adjusted in the normal course of business to reflect changing underlying circumstances.
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Allowance for credit losses
The allowance for credit losses, composed of the specific and general allowances, represents management’s best estimate of the probable credit losses in the portfolio of deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees.
     Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates and subjective judgments at many levels, including identifying credits that are impaired, considering factors specific to individual credits, as well as the impact of portfolio characteristics and risks. Changes to these estimates, or the use of different but also reasonable judgments and estimates could directly affect the provision for credit losses.
     Specific allowances are an estimate of probable incurred losses related to existing impaired loans. In determining specific allowances applicable to individual credit exposures, management must first form a judgment as to whether a loan is impaired, and then as to its estimated net realizable value, based on evidence available about the individual borrower. Based on management’s judgment, a loan is considered to be impaired when there is no longer reasonable assurance that interest and principal payments will be made on a timely basis. Management determines net realizable value by making estimates and judgments about the amount and timing of future cash flows, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.
     Specific allowances for certain homogenous portfolios, including residential mortgages, credit card loans, and most personal loans are determined on a group basis. The process involves estimating the probable losses inherent in the portfolio by using a formula method that takes into account recent loss experience.
     Overall, credit quality remained strong in 2007. New specific provisions were higher in 2007, combined with greater recoveries in 2007, resulting in a small net increase in specific provisions for credit losses in 2007 compared to 2006.
     The general allowance is an estimate of probable incurred losses that are inherent in the portfolio of loans and loan commitments, but have not yet been specifically identified on an individual basis. Management determines the general allowance based on numerous factors, including historical default probabilities, loss severity in the event of default and exposure at default. Management applies best estimates of these parameters and, using an internally developed model, arrives at an initial quantitative estimate of the general allowance. Material changes in any of the above parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the general allowance level. If either the probability of default or the loss severity parameters for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $61 million (2006 — $65 million). Senior management determines whether it is necessary to adjust the quantitative estimate for the general allowance to take account of portfolio conditions not reflected in the historically based credit parameters used in the model. Considerations include observable data, such as economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the general allowance on a quarterly basis to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.
     The general allowance for credit losses as at October 31, 2007, was $1,298 million, a reduction from $1,307 million a year ago. At the end of the second quarter, the general allowance for credit losses was reduced by $25 million in the Consolidated Statement of Income, while there was a $16 million increase resulting from the consolidation of an acquisition in Costa Rica for a net reduction of $9 million in 2007. This net decline follows a reduction of $23 million in 2006 and $45 million in 2005.
Fair value of financial instruments
Financial instruments in the Bank’s trading portfolios are composed primarily of securities and derivatives. These trading instruments are carried at fair value on the Consolidated Balance Sheet, with changes in the fair values of trading instruments included in the Consolidated Statement of Income (see Note 1 for further details on significant accounting policies). Fair value is normally defined as the amount of consideration that would be agreed upon in an arms-length transaction between knowledgeable, willing parties who are under no compulsion to act.
     Beginning in fiscal 2007, under the new accounting standards for financial instruments, all investment securities designated as available-for-sale (other than equity securities which do not have a quoted market price in an active market), as well as all derivatives used for asset/liability management, are recorded at fair value on the balance sheet. Prior to fiscal 2007, all investment securities, as well as derivatives used for asset/liability management which qualified for hedge accounting treatment, were recorded at cost or amortized cost.
     Trading securities and available-for-sale securities are normally valued using quoted market prices, including prices obtained from external fund managers and dealers. Most derivatives are not actively traded and are therefore normally valued using models which incorporate independent and observable market parameters. These market inputs include observable interest rates, foreign exchange rates, credit spreads, equity prices, commodity prices and option volatilities. In certain instances where the derivative is complex or less actively traded and observable market data is not readily available, management’s judgment on valuation inputs is necessary. Management also applies judgment in the selection of valuation models, as
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CONTROLS AND ACCOUNTING POLICIES
Table 25
Valuation methodology for financial instruments

	2007
	Assets			Liabilities
				Obligations
		Available-		related to
	Trading	for-sale		securities
	Securities	securities	Derivatives	sold short	Derivatives

Fair value based on:
Quoted market prices	99%	73%	0%	100%	0%
Internal models with significant observable market parameters	1%	25%	98%	0%	98%
Internal models with significant unobservable market parameters	0%	2%	2%	0%	2%

Total	100%	100%	100%	100%	100%

well as consideration, on a portfolio basis, of customer credit risk and ongoing direct costs in the determination of fair value. Uncertainty in these estimates can affect the fair value and financial results recorded; however, the impact of any change in these estimates is not expected to be significant.
     Commencing in fiscal 2007, as required by new accounting standards on financial instruments (see Note 1 on pages 101 to 106), inception profit on derivatives with unobservable market data is deferred over the life of the derivative contract, or until the valuation inputs become observable. This amount was insignificant in fiscal 2007.
     The breakdown of valuation sources for trading securities, available-for-sale securities, obligations related to securities sold short and derivatives is shown in Table 25. Percentages for trading instruments are in line with prior years.
Other-than-temporary impairment of securities other than trading
Commencing in fiscal 2007, under the new accounting standards for financial instruments, all investment securities except for equity accounted investments have been designated as available for sale. Available-for-sale securities, except for equity securities which do not have a quoted market price in an active market, are recorded at fair value on the balance sheet. Any unrealized gains and losses on these available-for-sale securities are recorded in other comprehensive income until realized, at which time they are recorded in the statement of income. Prior to fiscal 2007, all investment securities were recorded at cost or amortized cost.
     Management reviews the fair value of available for sale securities each quarter to determine whether a decline in fair value compared to cost or amortized cost is other than temporary. To assess whether an other-than-temporary impairment has occurred, management must make certain judgments and estimates, and considers factors such as the length of time and extent to which the fair value of a security has been below its cost or amortized cost, prospects for recovery in fair value, the issuer’s financial condition and future prospects, and the Bank’s ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Once management has determined that the security has suffered an other-than-temporary decline in value, the carrying value of the security is written down to its estimated fair value. To estimate fair value, management considers all of the data gathered during the impairment evaluation process, as well as the market liquidity and the Bank’s plans for the security. Prior to fiscal 2007, the carrying value of the security was reduced to net realizable value which was not materially different from fair value. Other-than-temporary impairments are recorded in net gains on securities, other than trading in the Consolidated Statement of Income.
     As at October 31, 2007, the Bank was holding an immaterial amount of Canadian non-bank asset-back commercial paper as available-for-sale securities. Since the scheduled principal repayments were past due and there was uncertainty of ultimate recovery on these holdings, the Bank recorded an other-than-temporary impairment charge on these holdings in the fourth quarter of 2007 which totaled $20 million (pre-tax). The Bank used estimates of the fair value of the underlying assets held by the issuing commercial paper conduits to estimate the fair value of the commercial paper. Additionally, the Bank holds an immaterial amount of debt investments issued by structured investment vehicles (SIVs) for which an other-than-temporary impairment charge of $56 million was recorded in the fourth quarter of 2007. The Bank used the underlying net asset value of the investment vehicles to approximate the fair value of the debt instruments issued by these vehicles at year end. The Bank does not sponsor or manage any SIVs. The ultimate realizable amount on these investments will likely vary from the year-end fair values.
     As at October 31, 2007, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $1,183 million, and the gross unrealized losses were $211 million, resulting in a net unrealized gain of $972 million before related derivative and other hedge amounts ($977 million after related derivative and other hedge amounts). As at October 31, 2007, there were $3,553 million of available-for-sale securities that had been in a continuous unrealized loss position for more than 12 months. The associated unrealized loss recorded in accumulated other comprehensive income on these securities as at October 31, 2007, was $90 million, of which $85 million related to debt securities and $5 million related to equity securities. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.
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Pensions and other employee future benefits
The Bank sponsors various pension and other future benefit plans for eligible employees in Canada, the United States, Mexico and other international operations.
     Actuarial methods are used in the calculation of employee future benefit expense and the related benefit obligation based on management’s best estimate of certain key assumptions, which are reviewed and approved each year. These assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management applies judgment, taking into consideration, among other things, expectations of future economic trends, and business conditions, including inflation rates. As well, management reviews historical investment returns, salary increases and health care costs. Another important assumption is the discount rate used for measuring the benefit obligation. Little judgment is required in selecting this rate, since it is generally prescribed to be equal to the current yield on long-term, high-quality corporate bonds with a duration similar to the benefit obligation. The management assumption with the greatest potential impact is the assumed long-term rate of return on assets. If this assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2007 would have been $49 million higher (lower). Over the past 10-year period, the actual annualized rate of return of 9.6% on the assets of the Bank’s main pension plan exceeded the assumed annualized rate by 2.2%.
     The difference between actual experience and assumptions made by management will result in a net actuarial gain or loss, and will consequently increase or decrease the benefit expense for future years. In accordance with Canadian GAAP, this difference is amortized into income over future periods, rather than being recognized immediately as income or expense. Management determines whether the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of each year. Any unrecognized net actuarial gain or loss above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 11 to 22 years for the Bank’s principal pension plans, and 11 to 27 years for the Bank’s principal other benefit plans.
     Note 18 on pages 120 to 122 of the 2007 consolidated financial statements contains details of the Bank’s employee future benefit plans, such as the disclosure of pension and other future benefit amounts, management’s key assumptions, along with a sensitivity analysis of changes in these assumptions on the employee future benefit obligation and expense. In addition, Note 1 on pages 101 to 106 contains further information on the significant accounting policies underlying the accounting for employee future benefits.
Corporate income taxes
The provision for income taxes and future income tax assets and liabilities requires management’s judgment and is determined based on expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of future assets and liabilities. If the actual timing of the reversals of the future tax asset and liabilities differs from the expected timing or if management’s interpretations of the legislation differ from those of the tax authorities, the provision for income taxes could increase or decrease in future periods. Management is required to assess whether it is likely that the future income tax assets will be realized prior to expiration and, based on this assessment, determine if the recording of a valuation allowance is required.
     Total gross future tax assets related to subsidiaries’ unused income tax losses arising in prior years were $203 million as at October 31, 2007 (2006 – $357 million), for which the Bank established a valuation allowance of $102 million (2006 – $183 million) due to uncertainty about the realization of these losses. Furthermore, one of the Bank’s foreign subsidiaries has a valuation allowance of $213 million (2006 – $nil) related to certain loan loss allowances available to be applied against future taxable earnings. If and when there is greater certainty of realizing these future tax assets, the Bank will adjust the valuation allowances. The Bank’s total net future income tax asset was $1,114 million as at October 31, 2007 (2006 – $1,478 million). Note 1 on pages 101 to 106 and Note 17 on page 119 of the 2007 consolidated financial statements contains further details with respect to the Bank’s provisions for income taxes.
Variable interest entities
In the normal course of business, the Bank enters into arrangements with variable interest entities (VIEs) on behalf of its customers and for its own purposes. These VIEs can be generally categorized as multi-seller commercial paper conduits, funding vehicles, structured finance entities and collateralized debt obligation entities. Further details are provided on pages 42 to 43 in the Off-balance sheet arrangements section. Management is required to exercise judgment to determine whether a VIE should be consolidated. This evaluation involves understanding the arrangements, determining whether the entity is considered a VIE under the accounting rules, and determining the Bank’s variable interests in the VIE. These interests are then compared to those of the unrelated outside parties to identify the holder that is exposed to the majority of the variability in the VIE’s expected losses, expected residual returns, or both, to determine whether the Bank should consolidate the VIE. The comparison uses both qualitative and quantitative analytical techniques that may involve the use of a number of assumptions about the business environment in which the VIE operates and the amount and timing of future cash flows. Further details with respect to the Bank’s involvement with VIEs are provided in Note 6 to the consolidated financial statements on pages 110 to 111.
     In the fourth quarter of 2007, the Bank re-evaluated its primary beneficiary assessments of the multi-seller commercial paper conduits that it operates and continued to conclude that it was
2007 SCOTIABANK ANNUAL REPORT   71

CONTROLS AND ACCOUNTING POLICIES
not the primary beneficiary. As such, the assets of these conduits are not consolidated with the Bank’s assets.
     At the end of 2007, the Bank decided to wind up an asset-backed commercial paper conduit that was previously not consolidated. As a result of this decision and actions taken to initiate the unwinding, the Bank became the primary beneficiary and consolidated the assets and liabilities. (See Variable interest entities on pages 42 to 43.)
Changes in accounting policies
The Bank’s significant accounting policies are set out in Note 1 on pages 101 to 106 of the 2007 consolidated financial statements. Included within that note is a description of the changes in accounting policies required to be adopted in response to new accounting standards in 2007.
     Commencing November 1, 2006, the Bank adopted three new accounting standards: (i) Financial Instruments – Recognition and Measurement, (ii) Hedges and (iii) Comprehensive Income. The new standards require all financial assets and financial liabilities to be carried at fair value in the Consolidated Balance Sheet, except the following, which are carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, securities designated as held-to-maturity and non-trading liabilities. Note 1 on pages 101 to 106 provides further details on the resulting changes in accounting policy arising from these new standards.
     A new Statement of Comprehensive Income now forms part of the Bank’s consolidated financial statements and displays current period net income and other comprehensive income. Accumulated other comprehensive income (loss) is a separate component of shareholders’ equity. The Consolidated Statement of Comprehensive Income reflects changes in accumulated other comprehensive income, including changes in unrealized gains and losses on available-for-sale assets, the fair value of derivatives designated as cash flow hedges, to the extent they are effective, and foreign currency translation amounts arising from self-sustaining foreign operations.
     Prior periods have not been restated as a result of implementing the new accounting standards, except that unrealized foreign currency translation gains/losses on net investments in self-sustaining operations have been reclassified to accumulated other comprehensive income (loss).
     As a result of these changes, the Bank has recorded a net reduction of $61 million (net of income tax benefit of $31 million) to opening retained earnings. This transition impact arose primarily from recognizing in retained earnings the deferred gains and losses relating to certain previously discontinued hedges. The adoption of these new accounting policies did not have a material impact on the Bank’s results of operations for fiscal 2007.
Related party transactions
The Bank provides regular banking services to its associated and other related corporations in the ordinary course of business. These services are on terms similar to those offered to non-related parties.
     Loans granted to directors and officers in Canada are at market terms and conditions. Prior to March 1, 2001, the Bank granted loans to officers and employees at reduced rates in Canada. The loans granted prior to March 1, 2001, are grandfathered until maturity. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers of those units at reduced rates or on preferred terms. Loans to executive officers of the Bank totaled $10.4 million as at October 31, 2007 (2006 – $6.7 million), and loans to directors totaled $0.7 million (2006 – $0.1 million).
     Directors can use some or all of their fees to buy common shares at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in 2004, the Bank no longer grants stock options to non-officer directors (refer to Note 16 of the Consolidated Financial Statements on page 117).
     The Bank may also provide banking services to companies affiliated with the Bank’s directors. These commercial arrangements are conducted at the same market terms and conditions provided to all customers and follow the normal credit review processes within the Bank. The Bank’s committed credit exposure to companies controlled by directors totaled $418 million as at October 31, 2007 (2006 – $533 million), while actual utilized amounts were $204 million (2006 – $303 million).
     The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in generally accepted accounting principles. In addition, the ACRC approves the terms and conditions of all transactions between the Bank and Bank-sponsored asset securitization special purpose vehicles to ensure that such transactions are at market terms and conditions. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.
     The Bank’s Audit Department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.
72   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Supplementary Data*
Geographic information
Table 26
Net income by geographic segment

	2007					2006					2005
				Other					Other					Other
		United		Inter-			United		Inter-			United		Inter-
For the fiscal years ($ millions)	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total	Canada	States	Mexico	national	Total

Net interest income	$4,294	$152	$887	$2,012	$7,345	$4,029	$71	$802	$1,656	$6,558	$3,808	$199	$690	$1,438	$6,135
Other income	3,084	698	478	930	5,190	2,883	581	403	726	4,593	2,737	484	363	716	4,300
Provision for credit losses	295	(91)	68	23	295	273	(41)	27	17	276	262	(93)	34	70	273
Non-interest expenses	4,285	224	723	1,712	6,944	4,110	241	630	1,448	6,429	3,917	246	669	1,185	6,017
Provision for income taxes	474	215	51	225	965	478	138	(17)	153	752	450	216	1	142	809
Non-controlling interest	—	—	12	106	118	—	—	15	83	98	—	—	10	61	71
Preferred dividends paid	20	5	6	15	46	12	2	3	7	24	9	2	2	6	19

	$2,304	$497	$505	$861	$4,167	$2,039	$312	$547	$674	$3,572	$1,907	$312	$337	$690	$3,246

Corporate adjustments(1)					(173)					(23)					(62)

Net income available to common shareholders					$3,994					$3,549					$3,184

(1)	Revenues and expenses which have not been allocated to specific operating business lines are reflected in corporate adjustments.
Table 27
Loans and acceptances by geography

Excludes reverse repos						Percentage mix
As at September 30 ($ billions)	2007	2006	2005	2004	2003	2007	2003

Canada
Atlantic provinces	$14.2	$12.7	$12.1	$11.3	$10.0	6.2%	6.5%
Quebec	14.2	13.1	9.8	8.4	7.9	6.2	5.0
Ontario	91.1	81.5	72.4	66.5	60.8	39.5	39.0
Manitoba and Saskatchewan	6.0	5.4	5.3	5.1	5.0	2.6	3.2
Alberta	19.9	17.1	14.7	13.7	11.7	8.6	7.5
British Columbia	18.8	16.4	14.2	13.3	12.8	8.1	8.2

	164.2	146.2	128.5	118.3	108.2	71.2	69.4

United States	14.9	14.3	8.8	9.8	13.8	6.5	8.9

Mexico	8.9	9.3	8.5	7.3	7.1	3.9	4.6

Other International
Europe	10.2	8.1	7.3	6.1	8.0	4.4	5.1
Caribbean	12.2	11.6	10.1	10.1	10.2	5.3	6.6
Latin America	11.6	9.2	5.2	4.9	5.1	5.0	3.3
Other	9.9	7.4	6.5	5.0	5.0	4.3	3.1

	43.9	36.3	29.1	26.1	28.3	19.0	18.1

General allowance(1)	(1.3)	(1.3)	(1.3)	(1.4)	(1.5)	(0.6)	(1.0)

Total loans and acceptances	$230.6	$204.8	$173.6	$160.1	$155.9	100.0%	100.0%

(1)	As at October 31.
Table 28
Gross impaired loans by geographic segment

As at October 31 ($ millions)	2007	2006	2005	2004	2003

Canada	$606	$655	$537	$489	$675
United States	11	119	331	701	1,084
Mexico	188	213	190	223	398
Other International	739	883	762	787	1,105

Total	$1,544	$1,870	$1,820	$2,200	$3,262

*	Certain comparative amounts in the Supplementary Data section have been reclassified to conform with current year presentation.
2007 SCOTIABANK ANNUAL REPORT   73

SUPPLEMENTARY DATA
Table 29
Specific provision for credit losses by geographic segment

For the fiscal years ($ millions)	2007	2006	2005	2004	2003

Canada	$295	$273	$264	$299	$395
United States	(91)	(41)	(93)	54	270
Mexico	68	27	34	6	2
Other International	23	17	70	131	226

Total	$295	$276	$275	$490	$893

Table 30
Geographic distribution of earning assets

	2007
		% of
		earning
As at September 30 ($ billions)	Balance	assets	2006	2005	2004	2003

North America
Canada	$247.5	66.0%	$218.4	$187.2	$166.9	$158.5
United States	36.3	9.7	41.9	32.5	25.0	34.1

	283.8	75.7	260.3	219.7	191.9	192.6

Mexico	19.8	5.3	21.1	20.4	18.7	18.2

Europe
United Kingdom	6.4	1.7	6.4	6.8	7.4	8.1
Germany	3.8	1.0	3.5	2.0	3.5	2.9
Ireland	6.2	1.6	4.8	4.0	2.0	1.4
France	2.3	0.6	2.5	1.9	1.1	1.5
Netherlands	1.4	0.4	1.5	1.7	0.8	1.5
Other	5.5	1.5	3.4	4.2	3.4	4.8

	25.6	6.8	22.1	20.6	18.2	20.2

Caribbean
Jamaica	3.2	0.9	3.1	2.8	3.0	2.6
Puerto Rico	2.1	0.6	2.0	1.7	1.9	2.1
Bahamas	2.4	0.6	2.4	1.8	1.7	1.7
Trinidad & Tobago	1.7	0.5	1.5	1.7	1.5	1.6
Other	7.3	1.9	9.0	6.1	6.7	6.4

	16.7	4.5	18.0	14.1	14.8	14.4

Latin America
Chile	4.2	1.1	4.2	3.2	3.3	3.4
Peru	4.5	1.2	4.1	0.1	0.2	0.2
Other	7.0	1.9	4.3	3.7	3.3	3.5

	15.7	4.2	12.6	7.0	6.8	7.1

Asia
India	2.5	0.7	1.8	1.5	2.0	1.1
Malaysia	1.4	0.4	1.3	1.8	1.4	1.5
South Korea	1.8	0.5	1.6	1.7	1.4	1.8
Japan	1.8	0.5	1.1	1.0	1.1	1.7
Hong Kong	1.6	0.4	1.7	1.4	0.9	1.0
Other	3.6	0.9	2.9	2.7	2.4	2.0

	12.7	3.4	10.4	10.1	9.2	9.1

Middle East and Africa	1.8	0.5	1.8	1.1	0.7	0.4

General allowance (1)	(1.3)	(0.4)	(1.3)	(1.3)	(1.4)	(1.5)

Total	$374.8	100.0%	$345.0	$291.7	$258.9	$260.5

(1)	As at October 31.

74   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Credit risk
Table 31
Cross-border exposure to select countries(1)

					Investment in
		Interbank		Government and	subsidiaries		2007	2006
As at October 31 ($ millions)	Loans	deposits	Trade	other securities	and affiliates	Other	Total	Total

Mexico	$1,298	$—	$84	$474	$1,939	$1	$3,796	$4,093

Asia
India	$782	$4	$594	$263	$—	$60	$1,703	$1,524
South Korea	778	—	458	368	—	55	1,659	1,405
China	419	11	963	16	—	23	1,432	989
Japan	718	21	71	73	—	47	930	1,132
Hong Kong	393	1	50	310	—	22	776	1,082
Malaysia	177	—	5	292	140	—	614	853
Thailand	21	—	16	96	196	—	329	210
Other(2)	254	206	254	150	—	8	872	820

	$3,542	$243	$2,411	$1,568	$336	$215	$8,315	$8,015

Latin America
Brazil	$568	$—	$682	$295	$—	$11	$1,556	$1,467
Chile	751	—	2	—	416	—	1,169	1,199
Costa Rica	564	—	40	—	380	—	984	764
Peru	139	—	30	25	552	—	746	574
El Salvador	200	—	14	—	310	—	524	570
Venezuela	4	—	4	3	77	—	88	161
Other(3)	592	6	35	41	—	—	674	689

	$2,818	$6	$807	$364	$1,735	$11	$5,741	$5,424

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.

(2)	Includes Indonesia, the Philippines, Singapore and Taiwan.

(3)	Includes Argentina, Colombia, Panama and Uruguay.
Table 32
Loans and acceptances by type of borrower

Excludes reverse repos	2007
As at September 30 ($ billions)	Balance	% of total	2006	2005

Loans to households
Residential mortgages	$100.9	43.7%	$88.2	$74.6
Credit cards	10.0	4.3	9.1	8.6
Personal loans	31.4	13.6	29.4	25.6

	142.3	61.6	126.7	108.8
Loans to businesses and governments
Financial services	17.1	7.4	13.0	9.5
Wholesale and retail	11.5	5.0	10.2	10.2
Real estate and construction	8.7	3.7	7.0	6.0
Oil and gas	6.8	3.0	5.2	3.1
Transportation	5.2	2.3	4.9	4.0
Automotive	4.7	2.0	4.7	5.8
Agriculture	3.8	1.7	3.4	2.9
Government	2.3	1.0	3.4	2.0
Hotels and leisure	3.3	1.4	3.4	2.8
Mining and primary metals	4.2	1.8	3.1	2.7
Utilities	2.0	0.9	2.9	1.4
Health care	2.9	1.3	2.9	2.0
Telecommunications and cable	1.8	0.8	2.5	1.7
Media	2.5	1.1	2.4	2.0
Chemical	2.8	1.2	2.2	2.2
Food and beverage	2.3	1.0	2.2	2.1
Forest products	1.8	0.8	1.5	1.8
Other	5.9	2.6	4.5	3.9

	89.6	39.0	79.4	66.1

	231.9		206.1	174.9
General allowance (1)	(1.3)	(0.6)	(1.3)	(1.3)

Total loans and acceptances	$230.6	100.0%	$204.8	$173.6

(1)	As at October 31.

2007 SCOTIABANK ANNUAL REPORT   75

SUPPLEMENTARY DATA
Table 33
Off-balance sheet credit instruments

As at October 31 ($ billions)	2007	2006	2005	2004	2003

Commitments to extend credit	$114.3	$105.9	$99.9	$104.2	$110.5
Standby letters of credit and letters of guarantee	18.4	18.5	15.8	14.4	14.2
Securities lending, securities purchase commitments and other	13.8	13.0	9.3	4.8	7.7

Total	$146.5	$137.4	$125.0	$123.4	$132.4

Table 34
Changes in net impaired loans(1)

For the fiscal years ($ millions)	2007	2006	2005	2004	2003

Gross impaired loans
Balance at beginning of year	$1,870	$1,820	$2,200	$3,241	$3,987
Net additions
New additions	1,338	1,262	1,263	1,774	2,634
Declassifications, payments and loan sales	(891)	(956)	(1,034)	(1,680)	(1,936)

	447	306	229	94	698
Acquisition of subsidiaries	33	340	64	—	—
Writeoffs
Residential mortgages	(5)	(5)	(6)	(7)	(9)
Personal loans	(301)	(214)	(237)	(198)	(192)
Credit cards	(183)	(150)	(130)	(145)	(116)
Business and government	(209)	(174)	(277)	(632)	(610)

	(698)	(543)	(650)	(982)	(927)
Foreign exchange and other	(108)	(53)	(23)	(153)	(517)

Balance at end of year	1,544	1,870	1,820	2,200	3,241

Specific allowance for credit losses
Balance at beginning of year	1,300	1,139	1,321	1,719	1,892
Acquisition of subsidiaries	38	323	59	—	—
Specific provision for credit losses	295	276	275	490	893
Writeoffs	(698)	(543)	(650)	(982)	(927)
Recoveries by portfolio
Residential mortgages	4	3	1	2	1
Personal loans	73	71	75	78	79
Credit cards	35	37	32	32	26
Business and government	74	70	97	46	58

	186	181	205	158	164
Foreign exchange and other(2)	(178)	(76)	(71)	(64)	(303)

Balance at end of year	943	1,300	1,139	1,321	1,719

Net impaired loans
Balance at beginning of year	570	681	879	1,522	2,095
Net change in gross impaired loans	(326)	50	(380)	(1,041)	(746)
Net change in specific allowance for credit losses	357	(161)	182	398	173

Balance at end of year	601	570	681	879	1,522
General allowance for credit losses	1,298	1,307	1,330	1,375	1,475

Balance after deducting general allowance	$(697)	$(737)	$(649)	$(496)	$47

(1)	Excludes net impaired loans pertaining to designated emerging markets in 2003.

(2)	Includes $5 transferred to other liabilities in 2006, $2 transferred from other liabilities in 2005, and $23 reclassified from country risk allowance and $8 transferred to other liabilities in 2004.

76   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 35
Provisions for credit losses

For the fiscal years ($ millions)	2007	2006	2005	2004	2003

Specific provisions for credit losses
Net specific provisions	$481	$457	$480	$648	$1,057
Recoveries	(186)	(181)	(205)	(158)	(164)

Net specific provisions for credit losses(1)	295	276	275	490	893
General provision	(25)	(60)	(45)	(100)	—

Total net provisions for credit losses	$270	$216	$230	$390	$893

(1)	Excluding reversals of credit losses related to Argentina, net specific provisions were $957 in 2003.
Table 36
Specific provisions for credit losses by type of borrower

For the fiscal years ($ millions)	2007	2006	2005

Personal
Residential mortgages	$(9)	$10	$11
Other personal loans	449	283	275

	440	293	286

Businesses and governments
Financial services	(10)	—	10
Wholesale and retail	(39)	5	11
Real estate and construction	(11)	(7)	27
Oil and gas	(1)	—	(3)
Transportation	(9)	4	(6)
Automotive	1	11	6
Agriculture	(4)	2	11
Government	2	(6)	5
Hotels and leisure	(5)	(21)	20
Mining and primary metals	(4)	(10)	(47)
Utilities	(18)	(21)	(71)
Health care	(1)	2	3
Telecommunications and cable	(5)	(14)	17
Media	(13)	(4)	(3)
Chemical	(22)	13	4
Food and beverage	(6)	7	(17)
Forest products	—	(1)	10
Other	—	23	12

	(145)	(17)	(11)

Total specific provisions	$295	$276	$275

2007 SCOTIABANK ANNUAL REPORT   77

SUPPLEMENTARY DATA
Table 37
Non-performing loans by type of borrower

	2007				2006
Excluding reverse repos		Allowance for			Allowance for
As at October 31 ($ millions)	Net	credit losses	Gross	Net	credit losses	Gross

Personal
Residential mortgages	$189	$(40)	$229	$178	$(138)	$316
Other personal loans	57	(527)	584	13	(456)	469

	246	(567)	813	191	(594)	785

Businesses and governments
Financial services	14	(7)	21	—	(9)	9
Wholesale and retail	71	(87)	158	58	(167)	225
Real estate and construction	62	(58)	120	84	(134)	218
Oil and gas	20	—	20	—	—	—
Transportation	15	(23)	38	1	(42)	43
Automotive	4	(12)	16	20	(34)	54
Agriculture	21	(25)	46	18	(40)	58
Government	12	(27)	39	—	(8)	8
Hotels and leisure	11	(7)	18	42	(12)	54
Mining and primary metals	36	(32)	68	4	(40)	44
Utilities	1	(2)	3	4	(17)	21
Health care	7	(9)	16	3	(15)	18
Telecommunications and cable	—	(4)	4	88	(38)	126
Media	—	(6)	6	2	(7)	9
Chemical	—	(8)	8	—	(33)	33
Food and beverage	22	(10)	32	1	(37)	38
Forest products	13	(15)	28	5	(15)	20
Other	46	(44)	90	49	(58)	107

	355	(376)	731	379	(706)	1,085

	601	(943)	1,544	570	(1,300)	1,870
Allowance for credit losses — general	(1,298)			(1,307)

Net impaired loans after general allowance	$(697)	$(943)	$1,544	$(737)	$(1,300)	$1,870

78   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Capital
Table 38
Capital funding activity
Issues
Maturities/Redemptions/Repurchases

Tier 1 Capital

Preferred shares

January 24, 2007	$345,000,000 Series 14 Non-cumulative Preferred Shares

April 5, 2007	$300,000,000 Series 15 Non-cumulative Preferred Shares

April 17, 2007	$45,000,000 Series 15 Non-cumulative Preferred Shares

October 12, 2007	$345,000,000 Series 16 Non-cumulative Preferred Shares

Tier 1 Capital

Capital instruments liabilities

October 31, 2007	$250,000,000 Non-cumulative Preferred Shares issued by Scotia Mortgage Investment Corporation (Scotia BOOMS)

Tier 2 Capital

Trust subordinated notes

October 31, 2007	$1,000,000,000 5.25% Scotiabank Trust Subordinated Notes — Series A issued through Scotiabank Subordinated Notes Trust

Tier 2 Capital

Subordinated debt

July 16, 2007	$500,000,000 6.25% debentures due July 16, 2012

Table 39
Risk-weighted assets

As at October 31 ($ billions)			2007		2006
Conversion	Weighting			Risk-		Risk-
factor	factor		Gross	weighted	Gross	weighted

On-balance sheet
—	0 — 20%	Cash resources	$29.2	$4.3	$23.4	$4.4
—	0 — 100%	Securities(1)	88.8	10.7	95.5	12.3
—	0 — 50%	Residential mortgages	102.0	35.0	89.4	30.3
—	0 — 100%	Loans and acceptances	159.2	113.0	148.6	103.5
—	0 — 100%	Other assets	32.3	8.1	22.1	8.2

		Total on-balance sheet	411.5	171.1	379.0	158.7

Off-balance sheet
		Indirect credit instruments
0 — 10%	0 — 100%	One year and under credit commitments	67.9	1.9	61.4	0.8
20%	0 — 100%	Short-term trade letters of credit	1.2	0.1	1.0	0.1
50%	0 — 100%	Longer-term credit commitments	46.4	17.6	44.5	17.7
50%	0 — 100%	Performance guarantees	7.9	3.9	8.4	4.2
100%	0 — 100%	Standby letters of credit, letters of guarantee, securities lending and other commitments	24.4	7.4	22.1	6.4

			147.8	30.9	137.4	29.2

		Interest rate instruments
0 — 1.5%	0 — 50%	Futures and forward rate agreements	120.4	—	148.0	—
0 — 1.5%	0 — 50%	Interest rate swaps	565.3	1.5	472.1	1.3
0 — 1.5%	0 — 50%	Interest rate options	96.7	—	66.1	0.1

			782.4	1.5	686.2	1.4

		Foreign exchange instruments
1 — 7.5%	0 — 50%	Futures and foreign exchange contracts	276.9	2.9	197.0	1.4
1 — 7.5%	0 — 50%	Currency swaps	97.5	3.2	85.4	2.1
1 — 7.5%	0 — 50%	Currency options	5.2	0.1	5.2	—

			379.6	6.2	287.6	3.5

		Other derivative instruments
6 — 10%	0 — 50%	Equity swaps and options	38.3	0.9	31.3	0.7
6 — 15%	0 — 50%	Credit derivatives	80.6	1.6	34.8	0.7
7 — 15%	0 — 50%	Other	6.1	0.3	4.8	0.3

			125.0	2.8	70.9	1.7

		Total off-balance sheet	1,434.8	41.4	1,182.1	35.8

		Total gross and risk-weighted assets	1,846.3	212.5	1,561.1	194.5

		Impact of master netting		(4.2)		(2.5)

		Market risk — risk assets equivalent(1)		10.0		5.0

		Total	$1,846.3	$218.3	$1,561.1	$197.0

(1)	Includes assets which are subject to market risk. The risk weighting of these assets is included in “Market risk — risk assets equivalent.”
2007 SCOTIABANK ANNUAL REPORT   79

SUPPLEMENTARY DATA
Revenues and expenses
Table 40
Volume/rate analysis of changes in net interest income

	2007 versus 2006			2006 versus 2005
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
Taxable equivalent basis(1)	Average	Average	Net	Average	Average	Net
For the fiscal years ($ millions)	volume	rate	change	volume	rate	change

Net interest income
Total earning assets	$2,788	$656	$3,444	$1,930	$2,063	$3,993
Total interest-bearing liabilities	(1,773)	(890)	(2,663)	(1,130)	(2,212)	(3,342)

Change in net interest income	$1,015	$(234)	$781	$800	$(149)	$651

(1)	Refer to the non-GAAP measures on page 29.
Table 41
Other income

						2007
						versus
For the fiscal years ($ millions)	2007	2006	2005	2004	2003	2006

Card revenues	$366	$307	$251	$231	$204	19%

Deposit and payment services
Deposit services	652	622	581	536	479	5
Other payment services	165	144	120	110	114	15

	817	766	701	646	593	7

Mutual funds	296	241	193	171	161	23

Investment management, brokerage and trust services
Retail brokerage	553	481	427	335	280	15
Investment management and custody	87	70	62	53	53	24
Personal and corporate trust	120	115	111	116	122	4

	760	666	600	504	455	14

Credit fees
Commitment and other credit fees	403	414	436	477	565	(3)
Acceptance fees	127	116	106	106	119	10

	530	530	542	583	684	—

Trading revenues	450	637	594	476	501	(29)

Investment banking
Underwriting fees and other commissions	498	453	493	477	472	10
Foreign exchange and other	239	206	187	171	201	16

	737	659	680	648	673	12

Net gain on securities, other than trading	488	371	414	477	159	31

Other	948	623	554	584	585	52

Total other income	$5,392	$4,800	$4,529	$4,320	$4,015	12%

Percentage increase (decrease) over previous year	12%	6%	5%	8%	2%

80     2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 42
Non-interest expenses and productivity

						2007
						versus
For the fiscal years ($ millions)	2007	2006	2005	2004	2003	2006

Salaries and employee benefits
Salaries	$2,315	$2,100	$1,963	$1,933	$2,001	10%
Performance-based compensation	1,017	936	880	817	801	9
Stock-based compensation	133	164	140	174	119	(19)
Pensions and other employee benefits	518	568	505	528	440	(9)

	3,983	3,768	3,488	3,452	3,361	6

Premises and technology
Net premises rent	197	181	176	170	180	9
Premises repairs and maintenance	75	60	50	46	44	25
Property taxes	65	61	61	58	56	7
Computer equipment, software and data processing	603	549	519	509	498	10
Depreciation	221	192	173	189	208	15
Other premises costs	192	171	169	167	170	12

	1,353	1,214	1,148	1,139	1,156	11

Communications
Telecommunications	73	68	64	63	68	8
Stationery, postage and courier	227	208	191	185	183	9

	300	276	255	248	251	9

Advertising and business development
Advertising and promotion	193	126	139	113	103	53
Travel and business development	118	106	93	97	96	11

	311	232	232	210	199	34

Professional	227	174	186	163	141	30

Business and capital taxes
Business taxes	107	98	91	89	90	8
Capital taxes	36	35	56	53	54	5

	143	133	147	142	144	8

Other
Employee training	53	47	45	43	37	14
Amortization of goodwill and other intangibles	46	38	29	27	29	22
Other	578	561	513	438	382	3

	677	646	587	508	448	5

Total before the undernoted	6,994	6,443	6,043	5,862	5,700	9
Loss on disposal of subsidiary operations(1)	—	—	—	—	31	—

Total non-interest expenses	$6,994	$6,443	$6,043	$5,862	$5,731	9%

Productivity ratio (TEB)(2)	53.7%	55.3%	56.3%	56.9%	55.9%

(1)	The loss on disposal of subsidiary operation was incurred for Scotiabank Quilmes.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 29.
Table 43
Taxes

							2007
							versus
For the fiscal years ($ millions)	2007	2006	2005	2004	2003		2006

Income taxes
Provision for income taxes	$1,063	$872	$847	$786	$777	(1)	22%
Taxable equivalent adjustment(2)	531	440	326	274	278		21

Provision for income taxes (TEB)(2)	1,594	1,312	1,173	1,060	1,055		21

Other taxes
Payroll taxes	164	152	137	139	139		8
Business and capital taxes	143	133	147	142	144		8
Goods and services and other	143	128	132	121	110		12

Total other taxes	450	413	416	402	393		9

Total taxes(3)	$2,044	$1,725	$1,589	$1,462	$1,448		19%

(1)	Includes provision for income tax of $3 related to the loss on disposal of subsidiary operations for Scotiabank Quilmes in 2003.

(2)	Taxable equivalent basis. Refer to the non-GAAP measures on page 29.

(3)	Comprising $1,175 of Canadian taxes (2006 — $1,035; 2005 — $988; 2004 — $910; 2003 — $953) and $869 of foreign taxes (2006 — $690; 2005 — $601; 2004 — $552; 2003 — $495).
2007 SCOTIABANK ANNUAL REPORT   81

SUPPLEMENTARY DATA
Other information
Table 44
Components of net income as a percentage of average total assets(1)

Taxable equivalent basis
For the fiscal years (%)	2007	2006	2005	2004	2003

Net interest income	1.89%	1.95%	2.00%	2.10%	2.16%
Provision for credit losses	(0.07)	(0.06)	(0.07)	(0.14)	(0.31)
Other income	1.34	1.37	1.46	1.52	1.39

Net interest and other income	3.16	3.26	3.39	3.48	3.24
Non-interest expenses	(1.73)	(1.84)	(1.95)	(2.06)	(1.98)

Net income before the undernoted:	1.43	1.42	1.44	1.42	1.26
Provision for income taxes and non-controlling interest	(0.43)	(0.40)	(0.40)	(0.40)	(0.42)

Net income	1.00%	1.02%	1.04%	1.02%	0.84%
Average total assets ($ billions)	$403.5	$350.7	$309.4	$284.0	$288.5

(1)	Income from tax-exempt securities has been expressed on an equivalent before-tax basis. The provision for income taxes has been adjusted by a corresponding amount: 2007 — $531 million; 2006 — $440 million; 2005 — $326 million; 2004 — $274 million; 2003 — $278 million.
Table 45
General allowance and unrealized gains (losses) on available-for-sale securities

As at October 31 ($ millions)	2007	2006	2005	2004	2003

General allowance	$1,298	$1,307	$1,330	$1,375	$1,475

Unrealized gains (losses) on investment securities
Common and preferred shares	$456	$519	$499	$502	$164
Emerging market bonds	522	584	574	507	512
Other fixed income	(1)	(102)	(38)	39	27

	$977	$1,001	$1,035	$1,048	$703

Table 46
Assets under administration and management

As at September 30 ($ billions)	2007	2006	2005	2004	2003

Assets under administration
Personal
Retail brokerage	$77.4	$69.7	$64.2	$54.2	$47.4
Investment management and trust	53.1	59.5	57.0	53.4	56.6

	130.5	129.2	121.2	107.6	104.0

Mutual funds	24.8	19.8	18.4	15.8	14.2
Institutional	39.8	42.9	31.8	33.4	43.8

Total	$195.1	$191.9	$171.4	$156.8	$162.0

Assets under management
Personal	$11.2	$10.0	$9.4	$7.5	$7.0
Mutual funds	15.9	13.2	13.4	11.8	11.6
Institutional	4.3	4.6	3.8	1.9	1.4

Total	$31.4	$27.8	$26.6	$21.2	$20.0

Table 47
Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2007	2006 (1)

Audit services	$13.4	$12.8
Audit-related services	0.4	0.1
Tax services outside of the audit scope	0.2	0.3
Other non-audit services	0.3	0.1

	$14.3	$13.3

(1)	PricewaterhouseCoopers LLP ceased to be the Shareholders’ Auditors as of its resignation on December 20, 2005. Up to December 20, 2005, fees attributable to PricewaterhouseCoopers LLP were approximately $0.4 million.
82   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA
Table 48
Selected quarterly information

	2007				2006
As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating results ($ millions)
Net interest income	1,716	1,812	1,794	1,776	1,652	1,716	1,531	1,509
Net interest income (TEB(1))	1,932	1,913	1,903	1,881	1,783	1,816	1,644	1,605
Total revenue	3,078	3,201	3,102	3,109	2,868	2,889	2,717	2,734
Total revenue (TEB(1))	3,294	3,302	3,211	3,214	2,999	2,989	2,830	2,830
Provision for credit losses	95	92	20	63	32	74	35	75
Non-interest expenses	1,792	1,752	1,726	1,724	1,708	1,608	1,565	1,562
Provision for income taxes	204	296	286	277	203	244	200	225
Provision for income taxes (TEB(1))	420	397	395	382	334	344	313	321
Net income	954	1,032	1,039	1,020	897	936	894	852
Net income available to common shareholders	938	1,016	1,028	1,012	890	928	887	844

Operating performance
Basic earnings per share ($)	0.95	1.03	1.04	1.02	0.90	0.94	0.90	0.85
Diluted earnings per share ($)	0.95	1.02	1.03	1.01	0.89	0.93	0.89	0.84
Return on equity (%)(1)(2)	21.0	21.7	22.4	22.1	21.1	22.8	23.2	21.6
Productivity ratio (%)(TEB(1))	54.4	53.0	53.8	53.6	56.9	53.8	55.3	55.2
Net interest margin on total average assets (%)(TEB(1))	1.87	1.86	1.93	1.91	1.89	1.98	1.97	1.97

Balance sheet information ($ billions)
Cash resources and securities	118.0	121.6	131.3	126.9	118.9	115.5	113.8	102.0
Loans and acceptances(2)	238.7	233.0	226.3	222.7	212.3	202.9	192.2	180.7
Total assets	411.5	408.1	411.7	396.5	379.0	365.0	357.0	325.0
Deposits	288.4	287.0	291.6	277.0	263.9	255.2	247.6	227.5
Preferred shares	1.6	1.3	1.3	0.9	0.6	0.6	0.6	0.6
Common shareholders’ equity(2)	17.2	18.4	18.7	18.9	16.9	16.5	15.8	15.6
Assets under administration	195.1	198.8	208.4	203.1	191.9	180.9	188.5	174.1
Assets under management	31.4	31.0	30.4	29.2	27.8	26.6	26.9	26.2

Capital measures (%)
Tier 1 capital ratio	9.3	9.7	10.1	10.4	10.2	10.0	10.2	10.8
Total capital ratio	10.5	10.6	11.4	11.7	11.7	11.6	11.9	12.7
Common equity to risk-weighted assets	7.8	8.3	8.6	9.0	8.8	8.9	9.0	9.4
Tangible common equity to risk-weighted assets(1)	7.2	7.7	8.0	8.4	8.3	8.4	8.5	9.0
Risk-weighted assets ($ billions)	218.3	219.8	213.1	206.8	197.0	190.3	180.1	168.9

Credit quality
Net impaired loans(3) ($ millions)	601	584	579	579	570	479	579	659
General allowance for credit losses ($ millions)	1,298	1,298	1,298	1,323	1,307	1,330	1,330	1,330
Net impaired loans as a % of loans and acceptances(2)(3)	0.25	0.25	0.26	0.26	0.27	0.24	0.30	0.36
Specific provision for credit losses as a % of average loans and acceptances (annualized)(2)	0.16	0.16	0.08	0.12	0.18	0.15	0.08	0.17
Common share information
Share price ($)
High	53.49	54.67	54.73	53.39	49.50	47.24	48.67	49.80
Low	46.70	48.91	49.34	48.80	45.36	41.55	45.03	42.89
Close	53.48	49.45	53.39	50.76	49.30	45.55	46.52	46.25
Shares outstanding (millions)
Average — Basic	983	988	992	991	989	988	988	989
Average — Diluted	991	996	1,001	1,001	1,000	999	1,001	1,002
End of period	984	982	990	993	990	988	988	988
Dividends per share ($)	0.45	0.45	0.42	0.42	0.39	0.39	0.36	0.36
Dividend yield (%)	3.6	3.5	3.2	3.3	3.3	3.5	3.1	3.1
Dividend payout ratio(4) (%)	47.1	43.7	40.6	41.2	43.3	41.5	40.1	42.2
Market capitalization ($ billions)	52.6	48.6	52.8	50.4	48.8	45.0	45.9	45.7
Book value per common share ($)	17.45	18.71	18.90	18.99	17.13	16.66	15.98	15.76
Market value to book value multiple	3.1	2.6	2.8	2.7	2.9	2.7	2.9	2.9
Price to earnings multiple (trailing 4 quarters)	13.2	12.4	13.7	13.5	13.7	13.0	13.9	14.2

(1)	Non-GAAP measure. Refer to the non-GAAP measures on page 29.

(2)	Certain comparative amounts have been restated to conform with current period presentation.

(3)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(4)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
2007 SCOTIABANK ANNUAL REPORT   83

SUPPLEMENTARY DATA
Table 49
Eleven-year statistical review
Consolidated Balance Sheet

As at October 31 ($ millions)	2007	2006	2005	2004

Assets
Cash resources	$29,195	$23,376	$20,505	$17,155

Securities
Trading	59,685	62,490	50,007	43,056
Available-for-sale	28,426	—	—	—
Investment	—	32,870	23,285	15,576
Equity accounted investments	724	142	167	141

	88,835	95,502	73,459	58,773

Securities purchased under resale agreements	22,542	25,705	20,578	17,880

Loans
Residential mortgages	102,154	89,590	75,520	69,018
Personal and credit cards	41,734	39,058	34,695	30,182
Business and government	85,500	76,733	62,681	57,384

	229,388	205,381	172,896	156,584

Allowance for credit losses	2,241	2,607	2,469	2,696

	227,147	202,774	170,427	153,888

Other
Customers’ liability under acceptances	11,538	9,555	7,576	7,086
Derivative instruments(1)	21,960	12,098	12,867	15,488
Land, buildings and equipment	2,271	2,256	1,934	1,872
Other assets(1)	8,022	7,740	6,679	7,070

	43,791	31,649	29,056	31,516

	$411,510	$379,006	$314,025	$279,212

Liabilities and shareholders’ equity
Deposits
Personal	$100,823	$93,450	$83,953	$79,020
Business and government	161,229	141,072	109,389	94,125
Banks	26,406	29,392	24,103	22,051

	288,458	263,914	217,445	195,196

Other
Acceptances	11,538	9,555	7,576	7,086
Obligations related to securities sold under repurchase agreements	28,137	33,470	26,032	19,428
Obligations related to securities sold short	16,039	13,396	11,250	7,585
Derivative instruments(1)	24,689	12,869	13,004	16,002
Other liabilities(1)	21,138	24,799	18,983	13,785
Non-controlling interest in subsidiaries	497	435	306	280

	102,038	94,524	77,151	64,166

Subordinated debentures	1,710	2,271	2,597	2,615

Capital instrument liabilities	500	750	750	2,250

Shareholders’ equity
Capital stock
Preferred shares	1,635	600	600	300
Common shares and contributed surplus	3,566	3,425	3,317	3,229
Retained earnings	17,460	15,843	14,126	13,239
Accumulated other comprehensive income (loss)	(3,857)	(2,321)	(1,961)	(1,783)

	18,804	17,547	16,082	14,985

	$411,510	$379,006	$314,025	$279,212

(1)	Amounts for years prior to 2004 have not been reclassified to conform with current period presentation as the information is not readily available.
84   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2003	2002	2001	2000	1999	1998	1997

$20,581	$20,273	$20,160	$18,744	$17,115	$22,900	$18,174

42,899	34,592	27,834	21,821	13,939	12,108	10,908
—	—	—	—	—	—	—
20,141	21,439	25,256	19,162	19,480	16,718	16,523
152	163	194	403	550	674	568

63,192	56,194	53,284	41,386	33,969	29,500	27,999

22,648	32,262	27,500	23,559	13,921	11,189	8,520

61,646	56,295	52,592	50,037	47,916	45,884	41,727
26,277	23,363	20,116	17,988	16,748	18,801	17,764
64,313	77,181	79,460	78,172	69,873	76,542	59,353

152,236	156,839	152,168	146,197	134,537	141,227	118,844

3,217	3,430	4,236	2,853	2,599	1,934	1,625

149,019	153,409	147,932	143,344	131,938	139,293	117,219

6,811	8,399	9,301	8,807	9,163	8,888	7,575
15,308	15,821	15,886	8,244	8,039	13,675	8,925
1,944	2,101	2,325	1,631	1,681	1,759	1,716
6,389	7,921	8,037	7,456	6,865	6,384	5,025

30,452	34,242	35,549	26,138	25,748	30,706	23,241

$285,892	$296,380	$284,425	$253,171	$222,691	$233,588	$195,153

$76,431	$75,558	$75,573	$68,972	$65,715	$62,656	$59,239
93,541	93,830	80,810	76,980	64,070	70,779	56,928
22,700	26,230	29,812	27,948	26,833	32,925	22,808

192,672	195,618	186,195	173,900	156,618	166,360	138,975

6,811	8,399	9,301	8,807	9,163	8,888	7,575
28,686	31,881	30,627	23,792	16,781	14,603	11,559
9,219	8,737	6,442	4,297	2,833	3,121	3,739
14,758	15,500	15,453	8,715	8,651	14,360	8,872
14,145	15,678	15,369	14,586	11,667	9,787	9,731
326	662	586	229	198	173	137

73,945	80,857	77,778	60,426	49,293	50,932	41,613

2,661	3,878	5,344	5,370	5,374	5,482	5,167

2,500	2,225	1,975	1,975	1,475	1,475	1,468

300	300	300	300	300	300	—
3,141	3,002	2,920	2,765	2,678	2,625	2,567
11,747	10,398	9,674	8,275	6,956	6,257	5,358
(1,074)	102	239	160	(3)	157	5

14,114	13,802	13,133	11,500	9,931	9,339	7,930

$285,892	$296,380	$284,425	$253,171	$222,691	$233,588	$195,153

2007 SCOTIABANK ANNUAL REPORT   85

SUPPLEMENTARY DATA
Table 50
Consolidated Statement of Income

For the year ended October 31
($ millions)	2007	2006	2005	2004

Interest income
Loans	$13,985	$11,575	$9,236	$8,480
Securities	4,680	4,124	3,104	2,662
Securities purchased under resale agreements	1,258	1,102	817	594
Deposits with banks	1,112	881	646	441

	21,035	17,682	13,803	12,177

Interest expense
Deposits	10,850	8,589	5,755	4,790
Subordinated debentures	116	130	134	112
Capital instrument liabilities	53	53	53	164
Other	2,918	2,502	1,990	1,410

	13,937	11,274	7,932	6,476

Net interest income	7,098	6,408	5,871	5,701
Provision for credit losses	270	216	230	390

Net interest income after provision for credit losses	6,828	6,192	5,641	5,311

Other income	5,392	4,800	4,529	4,320

Net interest and other income	12,220	10,992	10,170	9,631

Non-interest expenses
Salaries and employee benefits	3,983	3,768	3,488	3,452
Other(2)	3,011	2,675	2,555	2,410
Restructuring provisions following acquisitions	—	—	—	—

	6,994	6,443	6,043	5,862

Income before the undernoted	5,226	4,549	4,127	3,769
Provision for income taxes	1,063	872	847	786
Non-controlling interest in net income of subsidiaries	118	98	71	75

Net income	$4,045	$3,579	$3,209	$2,908

Preferred dividends paid and other	51	30	25	16

Net income available to common shareholders	$3,994	$3,549	$3,184	$2,892

Average number of common shares outstanding (millions):
Basic	989	988	998	1,010
Diluted	997	1,001	1,012	1,026
Earnings per common share (in dollars):
Basic	$4.04	$3.59	$3.19	$2.87
Diluted	$4.01	$3.55	$3.15	$2.82
Dividends per common share (in dollars)	$1.74	$1.50	$1.32	$1.10

(1)	These financial results were prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent of Financial Institutions, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,145, basic earnings per share $1.14 and diluted earnings per share $1.13.

(2)	Other non-interest expenses include (a) in 2003 and 2002, a loss on disposal of subsidiary operations of $31 and $237, respectively, and (b) in 1997, a $26 writeoff of goodwill.
86   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2003	2002	2001	2000	1999(1)	1998	1997

$9,073	$9,635	$11,530	$11,044	$9,972	$9,695	$7,718
2,859	3,087	3,062	2,286	1,874	1,815	1,636
872	1,073	1,519	1,085	682	574	364
442	573	872	916	943	1,007	770

13,246	14,368	16,983	15,331	13,471	13,091	10,488

5,222	5,519	8,233	8,192	7,284	7,303	5,714
139	203	303	324	314	354	260
182	158	136	120	99	99	98
1,735	1,971	2,247	1,616	1,201	1,057	797

7,278	7,851	10,919	10,252	8,898	8,813	6,869

5,968	6,517	6,064	5,079	4,573	4,278	3,619
893	2,029	1,425	765	635	595	35

5,075	4,488	4,639	4,314	3,938	3,683	3,584

4,015	3,942	4,071	3,665	3,183	2,858	2,683

9,090	8,430	8,710	7,979	7,121	6,541	6,267

3,361	3,344	3,220	2,944	2,627	2,501	2,202
2,370	2,630	2,442	2,209	2,149	1,945	1,607
—	—	—	(34)	(20)	—	250

5,731	5,974	5,662	5,119	4,756	4,446	4,059

3,359	2,456	3,048	2,860	2,365	2,095	2,208
777	594	869	983	860	755	758
160	154	102	43	46	38	34

$2,422	$1,708	$2,077	$1,834	$1,459	$1,302	$1,416

16	16	16	16	16	5	1

$2,406	$1,692	$2,061	$1,818	$1,443	$1,297	$1,415

1,010	1,009	1,001	991	986	982	958
1,026	1,026	1,018	1,003	996	993	966

$2.38	$1.68	$2.06	$1.83	$1.46	$1.32	$1.48
$2.34	$1.65	$2.02	$1.81	$1.45	$1.31	$1.46
$0.84	$0.73	$0.62	$0.50	$0.44	$0.40	$0.37

2007 SCOTIABANK ANNUAL REPORT   87

SUPPLEMENTARY DATA
Table 51
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2007	2006		2005	2004

Preferred shares
Balance at beginning of year	$600	$600		$300	$300
Issued	1,035	—		300	—

Balance at end of year	1,635	600		600	300

Common shares and contributed surplus
Balance of common shares at beginning of year	3,425	3,316		3,228	3,140
Issued	184	135		172	117
Purchased for cancellation	(43)	(26)		(84)	(29)

Balance of common shares at end of year	3,566	3,425		3,316	3,228
Contributed surplus: Fair value of stock options	—	—		1	1

Total	3,566	3,425		3,317	3,229

Retained earnings
Balance at beginning of year	15,843	14,126		13,239	11,747
Adjustments	(61) (1)	(25	)(2)	—	—
Net income	4,045	3,579		3,209	2,908
Dividends: Preferred	(51)	(30)		(25)	(16)
Common	(1,720)	(1,483)		(1,317)	(1,110)
Purchase of shares and premium on redemption	(586)	(324)		(973)	(290)
Other	(10)	—		(7)	—

Balance at end of year	17,460	15,843		14,126	13,239

Accumulated other comprehensive income (loss)(5)
Balance at beginning of year	(2,321)	(1,961)		(1,783)	(1,074)
Cumulative effect of adopting new accounting policies	683	—		—	—
Other comprehensive income (loss)	(2,219)	(360)		(178)	(709)

Balance at end of year	(3,857)	(2,321)		(1,961)	(1,783)

Total shareholders’ equity at end of year	$18,804	$17,547		$16,082	$14,985

Consolidated Statement of Comprehensive income(1)

For the year ended October 31 ($ millions)	2007	2006		2005	2004

Comprehensive Income
Net income	$4,045	$3,579		$3,209	$2,908
Other comprehensive income (loss), net of income taxes:
Net change in unrealized foreign currency translation losses	(2,228)	(360)		(178)	(709)
Net change in unrealized gains on available-for-sale securities	(67)	—		—	—
Net change in gains (losses) on derivative instruments designated as cash flow hedges	76	—		—	—

Other comprehensive income (loss)	(2,219)	(360)		(178)	(709)

Comprehensive income	$1,826	$3,219		$3,031	$2,199

(1)	Results from the adoption of new financial instruments accounting standards.

(2)	Cumulative effect of adoption of new stock-based compensation accounting standard.

(3)	Cumulative effect of adoption of new goodwill accounting standard.

(4)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(5)	Relates to the increase in the general allowance for credit losses as a direct change to retained earnings in the fourth quarter of 1999 (refer to footnote 1 on page 86).
88   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2003	2002		2001		2000	1999		1998	1997

$300	$300		$300		$300	$300		$—	$—
—	—		—		—	—		300	—

300	300		300		300	300		300	—

3,002	2,920		2,765		2,678	2,625		2,567	2,161
163	101		155		87	53		58	406
(25)	(19)		—		—	—		—	—

3,140	3,002		2,920		2,765	2,678		2,625	2,567
1	—		—		—	—		—	—

3,141	3,002		2,920		2,765	2,678		2,625	2,567

10,398	9,674		8,275		6,956	6,257		5,358	4,301
—	(76	)(3)	(39	)(4)	—	(314	)(5)	—	—
2,422	1,708		2,077		1,834	1,459		1,302	1,416
(16)	(16)		(16)		(16)	(16)		(5)	(1)
(849)	(732)		(621)		(496)	(429)		(393)	(355)
(201)	(154)		—		—	—		—	—
(7)	(6)		(2)		(3)	(1)		(5)	(3)

11,747	10,398		9,674		8,275	6,956		6,257	5,358

102	239		160		(3)	157		5	(38)
—	—		—		—	—		—	—
(1,176)	(137)		79		163	(160)		152	43

(1,074)	102		239		160	(3)		157	5

$14,114	$13,802		$13,133		$11,500	$9,931		$9,339	$7,930

2003	2002	2001	2000	1999	1998	1997

$2,422	$1,708	$2,077	$1,834	$1,459	$1,302	$1,416

(1,176)	(137)	79	163	(160)	152	43
—	—	—	—	—	—	—
—	—	—	—	—	—	—

(1,176)	(137)	79	163	(160)	152	43

$1,246	$1,571	$2,156	$1,997	$1,299	$1,454	$1,459

2007 SCOTIABANK ANNUAL REPORT   89

SUPPLEMENTARY DATA
Table 52
Other Statistics

For the year ended October 31	2007	2006	2005	2004

Operating performance
Basic earnings per share ($)	4.04	3.59	3.19	2.87

Diluted earnings per share ($)	4.01	3.55	3.15	2.82

Return on equity (%)	22.0	22.1	20.9	19.9

Productivity ratio (%)(TEB)	53.7	55.3	56.3	56.9

Return on assets (%)	1.00	1.02	1.04	1.02

Net interest margin on total average assets (%)(TEB)	1.89	1.95	2.00	2.10

Capital measures
Tier 1 capital ratio (%)	9.3	10.2	11.1	11.5

Total capital ratio (%)	10.5	11.7	13.2	13.9

Assets to capital ratio(2)	18.2	17.1	15.1	13.8

Common equity to risk-weighted assets (%)	7.8	8.8	9.7	9.9

Tangible common equity to risk-weighted assets(7) (%)	7.2	8.3	9.3	9.7

Common share information
Share price ($):
High	54.73	49.80	44.22	40.00

Low	46.70	41.55	36.41	31.08

Close	53.48	49.30	42.99	39.60

Number of shares outstanding (millions)	984	990	990	1,009

Dividends per share ($)	1.74	1.50	1.32	1.10

Dividend payout (%)(3)	43.1	41.8	41.4	38.4

Dividend yield (%)(4)	3.4	3.3	3.3	3.1

Price to earnings multiple(5)	13.2	13.7	13.5	13.8

Book value per common share ($)	17.45	17.13	15.64	14.56

Other information
Average total assets ($ millions)	403,475	350,709	309,374	283,986

Number of branches and offices	2,331	2,191	1,959	1,871

Number of employees(6)	58,113	54,199	46,631	43,928

Number of automated banking machines	5,283	4,937	4,449	4,219

(1)	If the increase in the general provision had been charged to income (refer to footnote 1 on page 86), these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.50%, basic earnings per share $1.14, diluted earnings per share $1.13, dividend payout 38.0% and price-to-earnings multiple 14.3.

(2)	Based on guidelines issued by the Superintendent, the Bank’s assets to capital ratio is calculated by dividing adjusted total assets by total regulatory capital.

(3)	Dividend payments as a percentage of net income available to common shareholders.

(4)	Based on the average of the high and low common share price for the year.

(5)	Based on the closing common share price.

(6)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all of its subsidiaries.

(7)	Non-GAAP measure. Refer to non-GAAP measures on page 29.
90   2007 SCOTIABANK ANNUAL REPORT

SUPPLEMENTARY DATA

2003	2002	2001	2000	1999		1998	1997

2.38	1.68	2.06	1.83	1.46	(1)	1.32	1.48

2.34	1.65	2.02	1.81	1.45	(1)	1.31	1.46

17.6	13.0	17.3	17.6	15.3	(1)	15.3	20.2

55.9	55.7	54.6	57.3	60.1		61.2	63.4

0.84	0.58	0.76	0.77	0.64	(1)	0.61	0.79

2.16	2.29	2.32	2.21	2.07		2.06	2.08

10.8	9.9	9.3	8.6	8.1		7.2	6.9

13.2	12.7	13.0	12.2	11.9		10.6	10.4

14.4	14.5	13.5	13.7	13.5		14.9	14.2

9.2	8.6	8.1	7.3	6.9		6.0	5.8

8.9	8.3	7.8	7.0	6.7		5.7	5.6

33.70	28.10	25.25	22.83	18.45		22.35	17.05

22.28	21.01	18.65	13.03	14.30		11.40	10.28

32.74	22.94	21.93	21.75	16.80		16.10	15.54

1,011	1,008	1,008	996	989		984	980

0.84	0.73	0.62	0.50	0.44		0.40	0.37

35.3	43.2	30.1	27.3	29.7	(1)	30.3	25.1

3.0	3.0	2.8	2.8	2.7		2.4	2.7

13.8	13.7	10.6	11.9	11.5	(1)	12.2	10.5

13.67	13.39	12.74	11.25	9.74		9.18	8.09

288,513	296,852	271,843	238,664	229,037		213,973	179,176

1,850	1,847	2,005	1,695	1,654		1,741	1,658

43,986	44,633	46,804	40,946	40,894		42,046	38,648

3,918	3,693	3,761	2,669	2,322		2,244	2,030

2007 SCOTIABANK ANNUAL REPORT   91